02027488

44-08

File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [ ] No [X]

CONTENTS

Documents Attached:

Complementary information to the 6-k dated April 23rd., 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By /s/ Claudio L. Del Valle Cabello

Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: April 29th., 2002

April 23, 2002
Garza García, Nuevo León
México

VITRO REPORTS UNAUDITED FIRST QUARTER 2002 RESULTS

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA)

- Consolidated net sales maintained a positive trend in dollar terms reaching US$719 million, rising YoY by 7.1 percent for the quarter, driven by the performance of Glass Containers and the construction segment of Flat Glass
- EBITDA remained strong; increasing 5.1 percent in dollar terms over the previous quarter to US$123 million. However, EBITDA decreased YoY in dollar terms by 4.8 percent as compared to the first quarter of last year, due principally to an extraordinary benefit registered in the IQ'01 and the revaluation of the peso against the U.S. dollar
- Net income increased by 23.7 percent YoY for the quarter, in dollar terms, from US$29 million to US$36 million in 2002
- Total outstanding debt remained at the same level of IVQ'01 at US$1,586 million

- **Consolidated net sales for the quarter reached US$719 million, representing an increase of 7.1 percent in dollar terms, compared with US$672 million for the first quarter of 2001. Glass Containers, the construction segment of Flat Glass and Acros Whirlpool were the main drivers of the Company's sales performance for the quarter.**

- **EBITDA remained strong; increasing 5.1 percent in dollar terms over the previous quarter to US$123 million. However, for the quarter EBITDA declined YoY by 4.8 percent in dollar terms. The decrease arises primarily from an extraordinary gain from energy hedges contracted by the company during 2001, that was recognized in IQ'01 and that affects comparisons YoY. EBITDA has been further impacted by the strength of the peso, which continued to affect the competitiveness of the Company's exports while favoring imports and reducing margins in the domestic market. In addition, the slowdown of the Mexican and U.S. economies has impacted pricing to some extent.**

- **The Company posted net income of US$36 million for the quarter, which reflects extraordinary charges, for approximately US$39 million, related mainly to the write-off of certain assets of the former Glass Containers' Mexicali facility (assets that will not be used in the agreed J-V with Asahi Glass), a benefit arising from deferred taxes, and a total financing gain of US$5 million due mainly to a non-cash exchange gain. Net majority income reached US$19 million during the quarter rising YoY by 23.7 percent.**

- **Due to the seasonality of the business, a cash flow deficiency was filled by increasing debt in US$10 million as compared to the previous quarter. Aggregate debt stands at US$1,586 million.**

All figures provided in this communication are in accordance with Generally Accepted Accounting Principles in Mexico. All figures are unaudited and are presented in constant Mexican pesos as of March 31, 2002. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the applicable exchange rate as of the end of that month.

This communication contains certain forward-looking statements and information relating to Vitro, S.A. de C.V. and its Subsidiaries that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company. Such statements reflect the current views of Vitro with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results or performance of Vitro to be materially different from any future results or performance that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which Vitro does business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Vitro does not intend, and does not assume any obligation, to update these forward-looking statements.

Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA), through its subsidiary companies, is a major participant in four distinct businesses: flat glass, glass containers, glassware and household products. Vitro's subsidiaries serve multiple product markets, including construction and automotive glass, wine, liquor, cosmetics, pharmaceutical, food and beverage glass containers, fiberglass, plastic and aluminum containers, glassware for commercial, industrial and consumer uses and household appliances. Founded in 1909, Monterrey, Mexico-based Vitro has joint ventures with major world-class manufacturers that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries do business throughout the Americas and Europe, with facilities and distribution centers in seven countries, and export products to more than 70 countries. Additional information on Grupo Vitro can be found at: http://www.vitro.com

First quarter 2002 results
Conference Call and Web cast
Wednesday, April 24, 2002
10:30 AM US CT (Monterrey time); 11:30 AM US EDT

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com/ through Wednesday, April 24, 2002.

For inquiries regarding the web cast, please contact Dario Wolos of CCBN via telephone at (617) 603-7739, or via email at dwolos@ccbn.com

For further information, please contact:

(Investor Relations)	(U.S. agency)	(Media Relations)
Beatriz Martinez	Luca Biondolillo / Susan Borinelli	Albert Chico
Vitro S.A. de C.V.	Breakstone & Ruth International	Vitro, S. A. de C.V.
011 (52 81) 8863-1258	(646) 536-7012 / 7018	011 (52 81) 8863-1335
bemartinez@vitro.com	Lbiondolillo@breakstoneruth.com	achico@vitro.com
	Sborinelli@breakstoneruth.com	

DETAILED FINANCIAL INFORMATION FOLLOWS:

Contents

Consolidated Results

Sales

Table I Sales (Million)		IQ'02	IQ'01	% Var.
Cons. Net Sales	**Ps$**	6,542	6,581	(0.6)
Cons. Net Sales	**US$**	719	672	7.1
Domestic	**Ps$**	3,394	3,478	(2.4)
Domestic	**US$**	372	345	7.8
Exports	**Ps$**	1,824	1,840	(0.9)
Exports	**US$**	200	188	6.4
Foreign Subs.	**Ps$**	1,325	1,263	4.9
Foreign Subs.	**US$**	147	138	6.1
% Dollar Sales*/Tot. Sales		48	49	
% Exp. Sales/Tot. Sales		28	28	

* Exports + Foreign Subs.

The positive YoY sales performance for the first quarter in U.S. dollar terms was mainly driven by Glass Containers, the construction segment of Flat Glass and Acros Whirlpool. Glass Containers showed an increase in sales, arising from a stronger performance in the domestic market, with additional revenues mainly to beer and cosmetic producers and a general increase in sales of niche products. Similarly to last quarter, sales by the Flat Glass business unit remained at the same level YoY, overcoming the pressure that a strong peso puts on prices, imports and the decline in demand, especially in the OEM auto segment. At Acros Whirlpool, volume increases in the export markets and added sales of recently launched products, were the main drivers for the growth in sales, partially offsetting price pressures. For Glassware, sales, for the quarter decreased YoY, as result of a decline in demand and pressure from Asian imports in the low-end segments. YoY comparisons in sales were affected by this year's Easter Week, which occurred in March and resulted in less sales' days for the quarter.

EBITDA and EBIT

Table II EBIT and EBITDA (Million)		IQ'02	IQ'01	% Var.
EBIT	**Ps$**	565	719	(21.4)
EBIT Margin	**%**	8.6%	10.9%	
EBIT	**US$**	62	72	(14.2)
EBIT Margin	**%**	8.6%	10.8%	
EBITDA	**Ps$**	1,123	1,292	(13.1)
EBITDA Margin	**%**	17.2%	19.6%	
EBITDA	**US$**	123	129	(4.8)
EBITDA Margin	**%**	17.1%	19.3%	

EBITDA remained strong, increasing QoQ 5.1 percent in dollar terms to US$123 million. However, for the quarter EBITDA declined YoY by 4.8 percent in dollar terms. The decrease arises primarily from an extraordinary gain from energy hedges contracted by the Company during 2001, that was recognized in IQ'01 and that affects comparisons YoY. EBITDA has been further impacted by the strength of the peso, which continued to affect the competitiveness of the Company's exports while favoring imports thus reducing margins in the domestic market. In addition, the slowdown of the Mexican and U.S. economies has impacted pricing to some extent. Also, lower production levels, in the Glassware business unit, as a result of a decline in demand, resulted in a lower fixed cost absorption. For the same reasons above, EBIT increased by 19.2 percent QoQ, and decreased YoY by 14.2 percent in dollar terms.

Compared to the previous quarter, the consolidated EBIT and EBITDA margins have begun to show signs of stabilization, and are now at levels of 8.6 percent and 17.1 percent respectively.

Total Financing Cost

Table III Total Financing Cost (Million)		IQ'02	IQ'01	% Var.
Interest Expense	**Ps$**	296	455	(35.1)
Interest Expense	**US$**	32	45	(28.3)
Interest Income	**Ps$**	3	9	(65.9)
Interest Income	**US$**	0	1	(62.5)
Foreign Exchange Loss (Gain)	**Ps$**	(225)	(155)	45.6
Foreign Exchange Loss (Gain)	**US$**	(25)	(16)	55.9
Gains from Monetary Position	**Ps$**	210	176	19.3
Gains from Monetary Position	**US$**	23	17	31.4
Other Financial Expenses (Net)	**Ps$**	98	95	2.6
Other Financial Expenses (Net)	**US$**	11	9	13.8
Total Financing Cost	**Ps$**	(45)	210	-.-
Total Financing Cost	**US$**	(5)	20	-.-

Interest expense for the quarter decreased YoY, due to a lower weighted average cost of debt, which declined to 8.6 percent from 9.9 percent for IQ'01. This is the result, primarily, of lower market interest rates, a decrease in the aggregate amount of debt and the Company's liability management strategies. As has been disclosed, the Company has locked-in fixed rates for certain of its floating rate liabilities, through various interest rate cap and swap transactions, that applied to a notional principal amount approximately equal to US$700 million. These transactions are intended to improve the predictability of the Company's future debt service requirements. Currently, 52 percent of the Company's aggregate debt accrues at a fix rate.

Due to the appreciation of the peso during IQ'02, the Company recorded a non-cash foreign exchange gain for the period. Overall, the Company recorded a total financing gain for the quarter of Ps$45 million (US$5 million), compared with a total financing cost of Ps$210 million (US$20 million) for the first quarter of last year.

Taxes

Table IV Taxes & PSW (Million)		IQ'02	IQ'01	% Var.
Income Tax Accrued	**Ps$**	125	100	25.4
Income Tax Accrued	**US$**	14	10	39.7
Deferred Income Tax	**Ps$**	(238)	41	-.-
Deferred Income Tax	**US$**	(26)	5	-.-
Total Income Tax	**Ps$**	(112)	141	-.-
Total Income Tax	**US$**	(12)	14	-.-
Profit Sharing to Workers	**Ps$**	40	28	45.6
Profit Sharing to Workers	**US$**	4	3	61.5
Taxes & PSW*	**Ps$**	(72)	169	-.-
Taxes & PSW*	**US$**	(8)	17	-.-

Income tax accrued increased YoY, as a result of an increase in the Foreign Exchange Gain mentioned above, increases in the operating income of certain subsidiaries and the additional taxes accrued by Cristalglass, our Spanish operation that began consolidating during IIQ'01. Deferred taxes reduced due mainly to the decrease of the corporate rate approved in connection with the recent Tax Reform passed by the Mexican Congress and the write-off of certain of the Mexicali facility's assets.

* PSW: Profit Sharing to Workers

Net Income

Net income for the quarter was Ps$333 mill. (US$36 mill.), compared with Ps$283 mill. (US$29 mill.) during IQ'01, mainly as a result of a lower net financing cost and a negative tax & PSW, which was offset partly by an extraordinary charge arising from the write-off of the Mexicali facility's assets, (assets that will not be used in the agreed J-V with Asahi Glass). Other expenses include severance payments made in connection with an ongoing reorganization program. Net majority income for the quarter was Ps$177 mill. (US$19 mill.), compared with Ps$140 mill. (US$15 mill.) for IQ'01.



Net Income IQ'02
(Million dollars)
62
5
(39)
8
36
17
19
EBIT
Tot. Fin. Cost
Other
Net Taxes & PSW
Net Income
Minority Int.
Majority Int.

Capital Expenditures

Total capital expenditures for IQ'02 were US$26 million, in line with management's budgeted CAPEX for the year of US$150 million. A large proportion of the expenditures for the quarter are related with the start-up of two Glass Containers' furnaces, to fulfill the increased demand of our customers, and maintenance of certain Glassware's furnaces.

Financial Position

Due to the seasonality of the business, a cash flow deficiency was filled by increasing debt in US$10 million as compared to the previous quarter. Aggregate debt stands at US$1,586 million. Financial leverage (Total Debt/EBITDA) stood at 3.0 times. Interest coverage was equal to 3.6 times for the period.

Table V
Debt Indicators
(Million dlls.(1); except as indicated)

	IQ'02	IVQ'01	IIIQ'01	IQ'01
Interest Coverage (EBITDA/Int. Exp.) (LTM) (2) (Times)	3.59	3.33	3.35	3.14
Leverage (Total Debt / EBITDA) (LTM) (2) Times)	3.02	2.97	3.03	2.94
Total Debt	1,586	1,576	1,614	1,662
Short -Term Debt (3)	709	672	514	465
Long - Term Debt	877	904	1,100	1,197
Currency Mix (%) dollars / pesos/ UDIs	95/3/2	96/3/1	96/3/1	89/10/1
Weighted Average Cost of Debt (%)(2)	8.6	9.1	8.8	9.9

(1) Constant pesos at the end of each quarter converted into dollars using the exchange rate prevailing at the end of each respective period.
(2) Last twelve months.
(3) Short term debt includes current maturities of long-term debt.

Debt Profile as of March 31, 2002

- 55% of debt was long-term.
- Average life of debt was 2.7 years.
- 50% of debt maturing in the period April '02 – March '03, or approximately US$352 million is related to trade finance, which the Company regularly renews.
- Current maturities of long-term debt include a maturity of US$175 million on May '02 of a bond placed in the international capital markets.

- Rate composition of Company's debt: fixed rate = 52 percent; floating rate plus fixed spread = 22 percent; short-term debt subject to market conditions = 24 percent.



Short-Term Debt Profile
(Million dollars)
Total ST Debt: US$709
271
81
120
TF Rev
TF LT
Other Rev
Other LT



Long-Term Debt Profile *
(Million dollars)
Total LT Debt: US$877
243
159
162
95
67
16
51
405
54
April '03
April '04
April '05
April '06 Onwards

* Amortizations starting April '02-March '03 and thereon for each year.

Revolving Trade Finance Facilities

Current maturities of long-term debt (trade finance)

Revolving Working Capital Facilities

Current maturities of long-term debt (other type of facilities)

Other Type of Facilities

Trade Finance

Cash Flow

Net free cash flow for the quarter was negative in US$17 million as a result mainly of the increase in working capital requirements, due partly to higher sales that have resulted in higher account receivables over sales. However, as a percentage of sales, working capital requirements for IQ'02 were reduced to 10.5 percent from 13.4 percent for IQ'01. Other factors affecting cash flow include an increase in maintenance CAPEX on a YoY basis. On the positive side, net interest expense and dividends paid to minority interest partners were lower YoY. The Company's negative cash flow position was fulfilled by using internal cash flow on hand.

Table VI
Cash Flow [1]
(Million)

		IQ'02	IQ'01	% Var.
EBITDA	**Ps$**	1,123	1,292	(13.1)
EBITDA	**US$**	123	129	(4.8)
(-) Net interest expense [2]	**Ps$**	270	410	(34.1)
(-) Net interest expense [2]	**US$**	29	41	(27.5)
(-) CAPEX	**Ps$**	226	220	3.0
(-) CAPEX	**US$**	26	22	18.2
(+/-) Working capital requirements	**Ps$**	510	296	72.0
(+/-) Working capital requirements	**US$**	56	29	93.1
= Free Cash Flow	**Ps$**	116	365	(68.3)
= Free Cash Flow	**US$**	12	38	(68.7)
(-) Taxes and dividends paid	**Ps$**	250	391	(36.0)
(-) Taxes and dividends paid	**US$**	29	40	(27.5)
= Net Free Cash Flow	**Ps$**	(135)	(26)	427.5
= Net Free Cash Flow	**US$**	(17)	(2)	713.3

1. This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with the Mexican GAAP
2. Includes some other financial expenses and products.

Flat Glass

(37 percent of Sales)

Sales

Sales of the business unit during the quarter increased 1.6 percent in dollar terms and decreased 4.4 percent in peso terms as a significant percentage of the business' revenues are denominated in U.S. dollars. On the domestic front, the slowdown of the OEM auto segment impacted sales, which were partially compensated with an increase YoY in the auto replacement market, as part of the strategy to grow into a more profitable sales mix. The construction segment remained stable YoY despite pricing pressures from Asian imports, and sales were down YoY on fiberglass due to a decline in demand. Overall, YoY comparisons in sales within the domestic market were affected by this year's Easter Week, which occurred in March and resulted in less sales' days for the quarter. Export sales increased in both the auto and construction segments primarily as a result of higher sales to our foreign subsidiaries. Foreign subsidiaries increased sales YoY by 5.4 percent mainly driven by the Spanish operations, which were not consolidated until IIQ'01; such increase was offset by reduced sales of our U.S. subsidiary, resulting from the slow recovery in the United States of the commercial construction market, and the mild winter, which generated lower demand in the auto glass after market. YoY volume sales for the quarter increased in both the construction and auto segments. Fiberglass volumes sales were down 4.4 percent due mainly to lesser demand. Fiberglass represented 5 percent of the business' consolidated sales.

Table VII
Flat Glass
(Millions)

		IQ'02	IQ'01	% Var.
Cons. Net Sales	Ps$	2,431	2,543	-4.4%
Cons. Net Sales	US$	268	264	1.6%
Domestic Sales	Ps$	756	872	-13.3%
Domestic Sales	US$	83	87	-4.9%
Exports	Ps$	629	661	-4.7%
Exports	US$	69	65	5.6%
Foreign Subs.	Ps$	1,078	1,034	4.3%
Foreign Subs.	US$	119	113	5.4%
EBIT	Ps$	227	345	-34.1%
EBIT Margin	%	9.3%	13.6%	
EBIT	US$	25	34	-27.2%
EBIT Margin	%	9.3%	13.0%	
EBITDA	Ps$	376	499	-24.6%
EBITDA Margin	%	15.5%	19.6%	
EBITDA	US$	41	50	-16.9%
EBITDA Margin	%	15.4%	18.9%	

Table VIII
Flat Glass
Construction & Auto Sales Volume
((Million of Reduced Square Meters)

	IQ'02	IQ'01	% Var.
Total	32,826	29,862	9.9
Fiber Glass (tons)			
Total	8,027	8,400	-4.4

EBITDA and EBIT

EBITDA and EBIT margins for the quarter in respect of domestic operations continued to be impacted, on a YoY basis, by a strong peso that affects the business' cost and expense structure. The decrease of volume sales in the U.S. and a weak Euro affected margins of the business' foreign subsidiaries. Compared to the previous quarter, EBITDA and EBIT margins have begun to show signs of stabilization, and are now at levels of 9.3 percent and 15.4 percent respectively. Reduced demand in the domestic OEM auto segment and the slowdown of the U.S. economy continued to impact prices, resulting in reduced margins. Prices remain flat in the rest of the segments, not allowing at least part of the inflation to be compensated, which induced cost increases. As with the Company's other businesses, EBITDA is further impacted by an increase in labor expenses arising from an agreed upon administrative restructure. Further efforts are being made to increase productivity, focus more emphatically on value added products and lower SG&A. The recently integrated fiberglass segment represented approximately 12 percent of EBIT and 10 percent of EBITDA for the quarter.

Glass Containers

(32 percent of Sales)

Sales

Aggregate YoY sales of Glass Containers increased by 6.3 percent in dollar terms. In the domestic front, the beer and cosmetic segments, as well as niche products, contributed to most of the improvement. In general terms, focusing in more profitable niche segments coupled with more effective marketing to the end consumer has yielded better results. The export market decreased mainly as a result of the still perceivable slowdown of the U.S. economy. Sales from foreign subsidiaries increased as a result of the global strategy of the unit to assist in covering unattended demand in the south of Mexico and north of Central America, due to lack of capacity of the Mexican plants. Alcali (raw materials) was able to improve prices despite lower volume sales that resulted in flat sales YoY. Vancan (aluminum cans) showed an increase in volumes but excess market capacity continuous to pressure prices, thus resulting in flat sales YoY. Fama (capital goods) and Ampolletas (ampoules) continued to be affected by reduced demand. YoY comparisons in sales were affected by this year's Easter Week, which occurred in March and resulted in less sales' days for the quarter. Results of the Glass Containers business unit for the quarter included the results of the ampoules, capital goods, raw materials and aluminum can segments. During the IQ'02, these segments represented 19.8 percent of net sales.

Table IX
Glass Containers
(Million)

		IQ'02	IQ'01	% Var.
Cons. Net Sales	Ps$	2,109	2,130	-1.0%
Cons. Net Sales	US$	232	218	6.3%
Domestic Sales	Ps$	1,368	1,378	-0.7%
Domestic Sales	US$	150	136	10.0%
Exports	Ps$	503	542	-7.1%
Exports	US$	56	59	-5.1%
Foreign Subs.	Ps$	247	229	7.8%
Foreign Subs.	US$	27	25	9.2%
EBIT	Ps$	252	221	13.9%
EBIT Margin	%	11.9%	10.4%	
EBIT	US$	28	22	23.3%
EBIT Margin	%	11.9%	10.3%	
EBITDA	Ps$	490	480	2.1%
EBITDA Margin	%	23.2%	22.5%	
EBITDA	US$	54	48	11.4%
EBITDA Margin	%	23.2%	22.1%	

Table X
Glass Containers
Sales Volume
((Millions of units)

	IQ'02	IQ'01	% Var.
Domestic	939,662	823,783	14.1
Exports	257,340	280,609	-8.3
Total	1,197,002	1,104,392	8.4
Álcali (tons)	129,481	138,186	-6.3
Ampoules (MM units)	151,951	181,243	-16.2
Aluminum cans (MM units)	192,250	185,128	3.8

EBITDA and EBIT

EBITDA and EBIT improved YoY by 11.4 percent and 23.3 percent respectively. The business has continued to show an improvement in EBITDA margins from 17.7 percent in the IIIQ'01 to 23.2 percent for this quarter. The improvements are attributable to cost efficiency measures and better sales mix on the glass and raw materials segments. The rest of the non-glass segments were negatively affected by the strong peso and pressures on prices due to over-supply for the aluminum can segment, imports that have affected the ampoules segment and reduced demand in the domestic markets that affected both the ampoules and capital goods segment. On a YoY basis, as with the Company's other businesses, EBITDA is further impacted by an increase in labor expenses arising from an agreed upon administrative restructure. For the quarter, the recently integrated non-glass units, including ampoules, represented approximately 15 percent of EBIT and 16 percent of EBITDA.

Glassware

(9 percent of Vitro's Sales)

Sales

The decrease in consolidated net sales on a YoY basis continues to be attributable to the decline in demand, both in the U.S. and Mexican economies. The decline in sales is also attributable to an increase in imported products, especially from European and Asian competitors, as a result of a strong peso and the continued decline in import tariffs. Such decline was partially compensated by an increase in domestic sales attributable to promotional products. In the export market, sales continued to decline as a result of a slowdown in demand, which was aggravated as a result of the September 11 events for the hotel and restaurant markets, and industrial products (coffee carafes, blenders, etc.). The recently integrated plastic segment, which represented approximately 22 percent of Glassware sales for the quarter, remained stable in revenue terms on a YoY basis. YoY comparisons in sales were affected by this year's Easter Week, which occurred in March and resulted in less sales' days for the quarter. Glassware's management is focusing on improving returns by renewing and maintaining a constant commitment to improve its line of offered products through innovation and marketing, improving the sales mix toward niche markets and better service to clients.

Table XI
Glassware
((Million)

		IQ'02	IQ'01	%Var.
Cons. Net Sales	Ps$	534	603	-11.6%
Cons. Net Sales	US$	59	61	-3.7%
Domestic Sales	Ps$	393	421	-6.6%
Domestic Sales	US$	43	41	3.9%
Export Sales	Ps$	150	192	-21.9%
Export Sales	US$	17	20	-18.7%
EBIT	Ps$	33	70	-52.7%
EBIT Margin	%	6.2%	11.6%	
EBIT	US$	4	7	-48.8%
EBIT Margin	%	6.3%	11.8%	
EBITDA	Ps$	99	136	-27.4%
EBITDA Margin	%	18.5%	22.5%	
EBITDA	US$	11	14	-20.6%
EBITDA Margin	%	18.5%	22.4%	

Table XII
Glassware
Sales mix in pieces (%)

		IQ'02	IQ'01
Glass (Sales mix)	Industrial	45	40
	Retail	55	60
Plastics (Sales mix)	Industrial	19	22
	Retail	81	78

EBITDA and EBIT

YoY, IQ'02 EBITDA decreased by 20.6 percent in dollar terms, mainly as a result of lower sales, an important reduction on capacity utilization on a YoY basis and thus lower fixed cost absorption. The less profitable sales mix due to a decline in demand and imports into Mexico that pressure prices, also affected both EBITDA and EBIT margins. The recently integrated plastics segment, which represented approximately 30 percent of EBIT and 19 percent of EBITDA for IQ'02, remained stable on a YoY basis.

Acros Whirlpool

(22 percent of Sales)

Sales

During the quarter, sales increased YoY by 24.1 percent in dollar terms, both in the domestic and export markets. The domestic market grew by 11 percent, and, in the case of Acros Whirlpool, sales were driven mainly by the new range platform and low to medium-end refrigerators, with increases in volume and a better product mix. In the export front, sales of this business unit increased, especially to the U.S., driven by the new range platform and in a lower scale by medium-end refrigerators. YoY, volumes increased by 21 percent, due again mainly to the introduction of the new range platform (49 percent YoY increase) and to certain models within the refrigerator segment (19 percent increase on a YoY basis). Ranges represented 25 percent of total sales, while refrigerators 46 percent of total sales and washers an additional 24 percent. The rest of the business is comprised of sales of small appliances.

EBITDA and EBIT

EBITDA margins improved QoQ notwithstanding that IQ'02 is weaker in sales, because of seasonality reasons. On a YoY basis, profitability increased by 13.3 percent in dollar terms due to higher sales, even though margins continued to be affected mainly by pricing pressures, mostly from Korean imports into the domestic market as a result of the strong peso that favors imports and increases in SG&A.

Table XIII
Acros Whirlpool
(Million)

		IQ'02	IQ'01	%Var.
Cons. Net Sales	Ps$	1,451	1,294	12.2%
Cons. Net Sales	US$	159	128	24.1%
Domestic Sales	Ps$	910	848	7.3%
Domestic Sales	US$	100	84	18.7%
Export Sales	Ps$	541	446	21.4%
Export Sales	US$	59	44	34.3%
EBIT	Ps$	110	116	-4.8%
EBIT Margin	%	7.6%	8.9%	
EBIT	US$	12	11	5.2%
EBIT Margin	%	7.6%	9.0%	
EBITDA	Ps$	186	182	2.4%
EBITDA Margin	%	12.8%	14.0%	
EBITDA	US$	20	18	13.3%
EBITDA Margin	%	12.8%	14.0%	

Recent Key Developments

DEBT REFINANCING

The Company has obtained financings in aggregate amounts sufficient to repay principal and interest in respect of the US$175 million Yankee Bond facility maturing in May of 2002. The Company expects to repay such financing with the proceeds of expected divestitures, cash in hand and new longer term financing.
The Company has suspended expected capital markets transactions until a later part of this year, after evaluating the convenience of available alternatives.

AMPOLLETAS' DIVESTITURE

At the beginning of April, the Company completed the sale of its 51 percent controlling interest in Ampolletas, to its former partner Gerresheimer Glas AG. The transaction was closed at a multiple exceeding 6.0x times 2001 EBITDA. The Company received US$13.4 million in cash and reduced debt by an amount equal to US$7.8 million. Cash proceeds will be used to repay debt.

ACROS WHIRLPOOL

At the end of last quarter, the Company announced that it had reached an agreement in principle with Whirlpool Corporation, to sell its 51 percent stake in it subsidiary Vitromatic. The transaction has been approved by Whirlpool's and Vitro's boards, by Vitro's stockholders, but it is still subject to Competition Commission approval. The transaction is expected to be completed during the second quarter of this year and is consistent with Vitro's efforts to concentrate in its core businesses.

VITRO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2002 (IN MILLIONS)

First Quarter

Item	INCOME STATEMENT	Constant Pesos			Nominal Dollars[1]		
		2002	2001	% Var.	2002	2001	% Var.
1	Consolidated Net Sales	6,542	6,581	(0.6)	719	672	7.1
2	Cost of Sales	4,803	4,725	1.6	528	482	9.5
3	**Gross Income**	**1,739**	**1,855**	(6.3)	**191**	**190**	0.8
4	SG&A Expenses	1,174	1,137	3.3	129	117	10.1
5	**Operating Income**	**565 1**	**719**	(21.4) --	**62**	**72**	(14.2) --
6	Interest Expense	396	557	(28.8)	43	55	(21.5)
7	Interest Income	6	15	(61.9)	1	1	(57.6)
8	Exchange Loss (Gain)	(225)	(155)	45.6	(25)	(16)	55.9
9	Gain from Monet. Position	210	176	19.3	23	17	31.4
10	Total Financing Cost	(45)	210	--	(5)	20	--
11	Other Income	(349)	(57)	516.3	(39)	(5)	626.1
12	Share in Net Income of Non-Consol. Assoc. Companies	-	0	--	-	-	--
13	**Inc. bef. Tax & PSW**	**261**	**452**	(42.2)	**29**	**47**	(38.7)
14	Income Tax and PSW	(72)	169	--	(8)	17	--
15	**Net Inc. Cont. Opns.**	**333**	**283**	17.7	**36**	**29**	23.7
16	**Income (loss)of Discont. Oper.**	-	-	--	-	-	--
17	Extraordinary Items, Net	-	-	--	-	-	--
18	**Net Income**	**333**	**283**	17.7	**36**	**29**	23.7
19	Net Income of Maj. Int.	177	140	26.7	19	15	29.9
20	Net Income of Min. Int.	156	143	8.9	17	15	17.4

FINANCIAL INDICATORS	IQ'02	IQ'01
Debt/EBITDA (LTM, times)	3.0	2.9
EBITDA/Net Int. Exp. (LTM, times)	3.6	3.1
Debt/Firm Value (times)	0.6	0.6
Debt/Equity (times)	1.6	1.7
Total Liab./Stockh. Equity (times)	2.5	2.4
Curr. Assets/Curr. Liab. (times)	0.7	0.9
Sales/Assets (times)	0.8	0.8
EPS (Ps$) *	0.65	0.47
EPADR (US$) *	0.22	0.16

* Based on the weighted average shares outstanding.

OTHER DATA

# Shares Issued (thousands)	324,000	324,000
# Average Shares Outstaning (thousands)	273,706	296,601
Employees	34,152	33,780

Item	BALANCE SHEET	2002	2001	% Var.	2002[2]	2001[2]	% Var.
21	Cash & Cash Equivalents	784	739	6.1	87	76	14.1
22	Trade Receivables	2,273	2,188	3.9	252	225	12.1
23	Inventories	3,667	3,995	(8.2)	407	412	(1.3)
24	Other Current Assets	1,193	1,444	(17.4)	132	149	(11.4)
25	**Total Current Assets**	**7,917**	**8,367**	(5.4)	**878**	**863**	1.8
26	Inv. in Uncons. Subs.	43	197	(77.9)	5	20	(75.7)
27	Prop., Plant & Equipment	20,599	22,673	(9.1)	2,285	2,298	(0.6)
28	Deferred Assets	1,794	1,600	12.1	199	164	21.3
29	Other Long-Term Assets	526	497	5.9	58	51	14.8
30	**Total Assets**	**30,880**	**33,334**	(7.4)	**3,425**	**3,395**	0.9
31	Short-Term & Curr. Debt	6,397	4,653	37.5	709	471	50.5
32	Trade Payables	2,967	2,357	25.9	329	239	37.4
33	Other Current Liabilities	1,932	1,992	(3.0)	214	206	4.2
34	**Total Curr. Liab.**	**11,296**	**9,003**	25.5	**1,253**	**917**	36.7
35	Long-Term Debt	7,907	11,784	(32.9)	877	1,191	(26.3)
36	Other LT Liabilities	2,755	2,720	1.3	305	274	11.5
37	**Total Liabilities**	**21,957**	**23,507**	(6.6)	**2,435**	**2,381**	2.3
38	Restated Capital Stock	6,866	6,847	0.3	762	684	11.3
39	Retained Earnings	(1,428)	(317)	349.8	(158)	(11)	1,345.5
40	Minority Interest	3,484	3,297	5.7	386	341	13.4
41	**Total Shar. Equity**	**8,923**	**9,827**	(9.2)	**990**	**1,014**	(2.4)

[1] Nominal dollars calculated by dividing each month's nominal pesos by the end of such month exchange rate.

[2] Constant pesos at the end of each period converted into dollars using the exchange rate at the end of each respective period.

VITRO, S.A. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
AS OF MARCH 31, 2002 (IN MILLIONS)

	First Quarter					
	Constant Pesos			Nominal Dollars[1]		
	2002	2001	%	2002	2001	%
FLAT GLASS						
Net Sales	2,463	2,567	-4.0%	271	266	2.0%
Interd. Sales	33	24	37.8%	4	2	52.3%
Con. N. Sales	2,431	2,543	-4.4%	268	264	1.6%
Expts. (US$)[1]	69	65	5.6%	69	65	5.6%
EBIT	227	345	-34.1%	25	34	-27.2%
Margin[2]	9.3%	13.6%		9.3%	13.0%	
EBITDA	376	499	-24.6%	41	50	-16.9%
Margin[2]	15.5%	19.6%		15.4%	18.9%	
GLASS CONTAINERS						
Net Sales	2,117	2,148	-1.4%	233	220	5.9%
Interd. Sales	8	17	-56.4%	1	2	-51.5%
Con. N. Sales	2,109	2,130	-1.0%	232	218	6.3%
Expts. (US$)[1]	56	59	-5.1%	56	59	-5.1%
EBIT	252	221	13.9%	28	22	23.3%
Margin[2]	11.9%	10.4%		11.9%	10.3%	
EBITDA	490	480	2.1%	54	48	11.4%
Margin[2]	23.2%	22.5%		23.2%	22.1%	
ACROS WHIRLPOOL						
Net Sales	1,451	1,294	12.2%	159	128	24.1%
Interd. Sales	-	0	--	-	0	--
Con. N. Sales	1,451	1,294	12.2%	159	128	24.1%
Expts. (US$)[1]	59	44	34.3%	59	44	34.3%
EBIT	110	116	-4.8%	12	11	5.2%
Margin[2]	7.6%	8.9%		7.6%	9.0%	
EBITDA	186	182	2.4%	20	18	13.3%
Margin[2]	12.8%	14.0%		12.8%	14.0%	
GLASSWARE						
Net Sales	543	613	-11.4%	60	62	-3.5%
Interd. Sales	9	9	0.5%	1	1	11.1%
Con. N. Sales	534	603	-11.6%	59	61	-3.7%
Expts. (US$)[1]	17	20	-18.7%	17	20	-18.7%
EBIT	33	70	-52.7%	4	7	-48.8%
Margin[2]	6.2%	11.6%		6.3%	11.8%	
EBITDA	99	136	-27.4%	11	14	-20.6%
Margin[2]	18.5%	22.5%		18.5%	22.4%	
CONSOLIDATED[3]						
Net Sales	6,592	6,631	-0.6%	725	677	7.1%
Interd. Sales	50	51	-1.7%	5	5	8.9%
Con. N. Sales	6,542	6,581	-0.6%	719	672	7.1%
Expts. (US$)[1]	200	188	6.4%	200	188	6.4%
EBIT	565	719	-21.4%	62	72	-14.2%
Margin[2]	8.6%	10.9%		8.6%	10.8%	
EBITDA	1,123	1,292	-13.1%	123	129	-4.8%
Margin[2]	17.2%	19.6%		17.1%	19.3%	

Business Units' Volume and Sales Mix Information (Where Applicable)		First Quarter		
		2002	2001	%
FLAT GLASS (MM Red. m^2)				
	Constr. + Auto	32,826	29,862	9.9%
FIBER GLASS (Tons)				
		8,027	8,400.0	-4.4%
GLASS CONTAINERS (MM Pieces)				
	Domestic	939,662	823,783	14.1%
	Exports	257,340	280,609	-8.3%
	Total: Dom.+Exp.	1,197,002	1,104,392	8.4%
ALCALI (TONS)		129,481	138,186	-6.3%
ASA (MM Pieces)		151,951	181,243	-16.2%
VANCAN (MM Pieces)		192,250	185,128	3.8%
GLASSWARE (Sales Mix %)				
	Retail	55%	60%	
	Industrial	45%	40%	
PLASTICS (Sales Mix %)				
	Retail	81%	78%	
	Industrial	19%	22%	

[1] Nominal dollars calculated by dividing each month's nominal pesos by the end of such month exchange rate.

[2] EBIT and EBITDA Margins consider Consolidated Net Sales.

[3] Includes corporate companies and other's sales and EBIT.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO** Quarter: **1** Year: **2002**

VITRO, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**30,880,044**	**100**	**33,333,740**	**100**
2	**CURRENT ASSETS**	**7,917,307**	**26**	**8,366,813**	**25**
3	CASH AND SHORT-TERM INVESTMENTS	784,254	3	739,267	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,272,741	7	2,187,861	7
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,192,988	4	1,444,445	4
6	INVENTORIES	3,667,324	12	3,995,240	12
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**569,765**	**2**	**693,992**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	526,283	2	496,843	1
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	43,482	0	197,149	1
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**20,599,149**	**67**	**22,672,937**	**68**
13	PROPERTY	14,610,308	47	14,899,864	45
14	MACHINERY AND INDUSTRIAL	27,589,303	89	28,963,158	87
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	22,377,451	72	22,752,749	68
17	CONSTRUCTION IN PROGRESS	776,989	3	1,562,664	5
18	**DEFERRED ASSETS (NET)**	**1,793,823**	**6**	**1,599,998**	**5**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**21,957,409**	**100**	**23,506,762**	**100**
21	**CURRENT LIABILITIES**	**11,295,694**	**51**	**9,002,731**	**38**
22	SUPPLIERS	2,966,971	14	2,356,920	10
23	BANK LOANS	5,990,059	27	4,653,385	20
24	STOCK MARKET LOANS	406,616	2	0	0
25	TAXES TO BE PAID	0	0	0	0
26	OTHER CURRENT LIABILITIES	1,932,048	9	1,992,426	8
27	**LONG-TERM LIABILITIES**	**7,906,808**	**36**	**11,784,048**	**50**
28	BANK LOANS	6,487,186	30	10,219,910	43
29	STOCK MARKET LOANS	1,419,622	6	1,564,138	7
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**1,310,362**	**6**	**1,516,269**	**6**
32	**OTHER LIABILITIES**	**1,444,545**	**7**	**1,203,714**	**5**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**8,922,635**	**100**	**9,826,978**	**100**
34	**MINORITY INTEREST**	**3,484,078**	**39**	**3,297,011**	**34**
35	**MAJORITY INTEREST**	**5,438,557**	**61**	**6,529,967**	**66**
36	**CONTRIBUTED CAPITAL**	**6,866,191**	**77**	**6,847,393**	**70**
37	PAID-IN CAPITAL STOCK (NOMINAL)	324,000	4	324,000	3
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,637,323	63	5,637,323	57
39	PREMIUM ON SALES OF SHARES	904,868	10	886,070	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(1,427,634)**	**(16)**	**(317,426)**	**(3)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	18,049,819	202	16,693,435	170
43	REPURCHASE FUND OF SHARES	0	0	1,300,000	13
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(19,654,571)	(220)	(18,450,612)	(188)
45	NET INCOME FOR THE YEAR	177,118	2	139,751	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO** QUARTER: **1** YEAR: **2002**

VITRO, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**784,254**	**100**	**739,267**	**100**
46	CASH	364,113	46	404,489	55
47	SHORT-TERM INVESTMENTS	420,141	54	334,778	45
18	**DEFERRED ASSETS (NET)**	**1,793,823**	**100**	**1,599,998**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	1,184,952	66	1,344,155	84
49	GOODWILL	608,871	34	255,843	16
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**11,295,694**	**100**	**9,002,731**	**100**
52	FOREING CURRENCY LIABILITIES	8,592,455	76	6,117,497	68
53	MEXICAN PESOS LIABILITIES	2,703,239	24	2,885,234	32
24	**STOCK MARKET LOANS**	**406,616**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	406,616	100	0	0
26	**OTHER CURRENT LIABILITIES**	**1,932,048**	**100**	**1,992,426**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,932,048	100	1,992,426	100
27	**LONG-TERM LIABILITIES**	**7,906,808**	**100**	**11,784,048**	**100**
59	FOREING CURRENCY LIABILITIES	7,439,579	94	10,558,151	90
60	MEXICAN PESOS LIABILITIES	467,229	6	1,225,897	10
29	**STOCK MARKET LOANS**	**1,419,622**	**100**	**1,564,138**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	1,419,622	100	1,564,138	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,310,362**	**100**	**1,516,269**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,310,362	100	1,516,269	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**1,444,545**	**100**	**1,203,714**	**100**
68	RESERVES	1,334,544	92	1,197,711	100
69	OTHERS LIABILITIES	110,001	8	6,003	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(19,654,571)**	**100**	**(18,450,612)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(19,654,571)	(100)	(18,450,612)	(100)

STOCK EXCHANGE CODE: **VITRO** QUARTER: **1** YEAR: **2002**
VITRO, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(3,378,387)	(635,918)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	380	394
75	EMPLOYERS (*)	7,077	7,356
76	WORKERS (*)	26,695	26,030
77	CIRCULATION SHARES (*)	324,000,000	324,000,000
78	REPURCHASED SHARES (*)	50,294,020	27,399,020

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO** QUARTER: **1** YEAR: **2002**

VITRO, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**6,542,047**	**100**	**6,580,825**	**100**
2	COST OF SALES	4,803,239	73	4,725,455	72
3	**GROSS INCOME**	**1,738,808**	**27**	**1,855,370**	**28**
4	OPERATING	1,174,072	18	1,136,582	17
5	**OPERATING INCOME**	**564,736**	**9**	**718,788**	**11**
6	TOTAL FINANCING COST	(45,248)	(1)	210,456	3
7	**INCOME AFTER FINANCING COST**	**609,984**	**9**	**508,332**	**8**
8	OTHER FINANCIAL OPERATIONS	348,772	5	56,593	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**261,212**	**4**	**451,739**	**7**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(72,013)	(1)	169,080	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**333,225**	**5**	**282,659**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	499	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**333,225**	**5**	**283,158**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**333,225**	**5**	**283,158**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**333,225**	**5**	**283,158**	**4**
19	NET INCOME OF MINORITY INTEREST	156,107	2	143,407	2
20	**NET INCOME OF MAJORITY INTEREST**	**177,118**	**3**	**139,751**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO** QUARTER: **1** YEAR: **2002**

VITRO, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**6,542,047**	**100**	**6,580,825**	**100**
21	DOMESTIC	4,771,846	73	4,881,751	74
22	FOREIGN	1,770,201	27	1,699,074	26
23	TRANSLATED INTO DOLLARS (***)	196,340	3	188,451	3
6	**TOTAL FINANCING COST**	**(45,248)**	**100**	**210,456**	**100**
24	INTEREST PAID	396,032	875	556,503	264
25	EXCHANGE LOSSES	(225,491)	(498)	(154,857)	(74)
26	INTEREST EARNED	5,801	13	15,211	7
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(209,988)	(464)	(175,979)	(84)
8	**OTHER FINANCIAL OPERATIONS**	**348,772**	**100**	**56,593**	**100**
29	OTHER NET EXPENSES (INCOME) NET	348,772	100	56,593	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(72,013)**	**100**	**169,080**	**100**
32	INCOME TAX	125,338	174	99,945	59
33	DEFERED INCOME TAX	(237,832)	(330)	41,327	24
34	WORKERS' PROFIT SHARING	39,927	55	26,928	16
35	DEFERED WORKERS' PROFIT SHARING	554	1	880	1

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: VITRO   QUARTER: 1   YEAR: 2002

VITRO, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	9,929,780	9,768,479
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	28,289,575	28,830,468
39	OPERATION INCOME (**)	2,469,294	3,377,409
40	NET INCOME OF MAYORITY INTEREST(**)	168,346	145,336
41	NET CONSOLIDATED INCOME (**)	626,057	623,945

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO** QUARTER: **1** YEAR: **2002**
VITRO, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**333,225**	**283,158**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	649,177	650,199
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**982,402**	**933,357**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(538,511)	(547,401)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**443,891**	**385,956**
6	CASH FLOW FROM EXTERNAL FINANCING	(333,382)	(59,540)
7	CASH FLOW FROM INTERNAL FINANCING	(108,329)	(161,503)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(441,711)**	**(221,043)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(228,019)**	**(218,342)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(225,839)	(53,429)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,010,093	792,696
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	784,254	739,267

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO** QUARTER: **1** YEAR: **2002**
VITRO, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**649,177**	**650,199**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	510,350	521,546
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	47,465	51,552
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	91,362	77,101
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(538,511)**	**(547,401)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(22,884)	170,452
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(131,617)	(252,409)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(169,203)	(202,813)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(379,518)	(207,046)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	164,711	(55,585)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(333,382)**	**(59,540)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	555,566	818,459
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	82,353	838,392
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(971,301)	(1,716,391)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(108,329)**	**(161,503)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	89,917
31	(-) DIVIDENS PAID	(108,329)	(251,420)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(228,019)**	**(218,342)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(226,443)	(219,859)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	14,428	27,687
39	+ (-) OTHER ITEMS	(16,004)	(26,170)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO** QUARTER: **1** YEAR: **2002**

VITRO, S. A. DE C. V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	5.09	%	4.30	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	3.10	%	2.23	%
3	NET INCOME TO TOTAL ASSETS (**)	2.03	%	1.87	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	63.02	%	62.15	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.92	times	0.86	times
7	NET SALES TO FIXED ASSETS (**)	1.37	times	1.27	times
8	INVENTORIES ROTATION (**)	5.24	times	4.73	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	27	days	26	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.08	%	13.54	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	71.11	%	70.52	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.46	times	2.39	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	73.01	%	70.94	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	38.38	%	51.97	%
15	OPERATING INCOME TO INTEREST PAID	1.43	times	1.29	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.29	times	1.23	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.70	times	0.93	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.38	times	0.49	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.36	times	0.36	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	6.94	%	8.21	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	15.02	%	14.18	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(8.23)	%	(8.32)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.12	times	0.69	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	75.48	%	26.94	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	24.52	%	73.06	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	99.31	%	100.69	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.62		$ 0.49	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 2.29		$ 2.10	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 16.79		$ 20.15	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.55	times	0.45	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	14.88	times	18.37	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

s78: AS OF MARCH 31, 2002 THE TREASURY SHARES HELD BY THE COMPANY WERE 25,620,000 AND THE EMPLOYEE STOCK OPTION PLAN SHARES HELD BY THE COMPANY WERE 24,674,020.
r25: INCLUDED RESTATEMENT OF UDI´S FOR $1,977 AND $24,199 ACCUMULATED TO FIRST QUARTER AS OF 2002 AND 2001 RESPECTIVELY.
c17: INCLUDES MAINLY DEFERRED TAXES FOR $(237,273) IN 2002 AND $42,258 IN 2001,WRITE-OFF AND LOSS FROM SALE OF ASSETS FOR $318,835 IN 2002 AND $22,670 IN 2001.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

April 23, 2002 2001 Garza García, Nuevo León México VITRO REPORTS UNAUDITED FIRST QUARTER 2002 RESULTS Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA) v Consolidated net sales maintained a positive trend in dollar terms reaching US$719 million, rising YoY by 7.1 percent for the quarter, driven by the performance of Glass Containers and the construction segment of Flat Glass v EBITDA remained strong; increasing 5.1 percent in dollar terms over the previous quarter to US$123 million. However, EBITDA decreased YoY in dollar terms by 4.8 percent as compared to the first quarter of last year, due principally to an extraordinary benefit registered in the IQ'01 and the revaluation of the peso against the U.S. dollar v Net income increased by 23.7 percent YoY for the quarter, in dollar terms, from US$29 million to US$36 million in 2002 v Total outstanding debt remained at the same level of IVQ'01 at US$1,586 million v Consolidated net sales for the quarter reached US$719 million, representing an increase of 7.1 percent in dollar terms, compared with US$672 million for the first quarter of 2001. Glass Containers, the construction segment of Flat Glass and Acros Whirlpool were the main drivers of the Company's sales performance for the quarter. v EBITDA remained strong; increasing 5.1 percent in dollar terms over the previous quarter to US$123 million. However, for the quarter EBITDA declined YoY by 4.8 percent in dollar terms. The decrease arises primarily from an extraordinary gain from energy hedges contracted by the company during 2001, that was recognized in IQ'01 and that affects comparisons YoY. EBITDA has been further impacted by the strength of the peso, which continued to affect the competitiveness of the Company's exports while favoring imports and reducing margins in the domestic market. In addition, the slowdown of the Mexican and U.S. economies has impacted pricing to some extent. v The Company posted net income of US$36 million for the quarter, which reflects extraordinary charges, for approximately US$39 million, related mainly to the write-off of certain assets of the former Glass Containers' Mexicali facility (assets that will not be used in the agreed J-V with Asahi Glass), a benefit arising from deferred taxes, and a total financiNG gain of US$5 million due mainly to a non-cash exchange gain. Net majority income reached US$19 million during the quarter rising YoY by 23.7 percent. v Due to the seasonality of the business, a cash flow deficiency was filled by increasing debt in US$10 million as compared to the previous quarter. Aggregate debt stands at US$1,586 million.

All figures provided in this communication are in accordance with Generally Accepted Accounting Principles in Mexico. All figures are unaudited and are presented in constant Mexican pesos as of March 31, 2002. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the applicable exchange rate as of the end of that month.

This communication contains certain forward-looking statements and information relating to Vitro, S.A. de C.V. and its Subsidiaries that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company. Such statements reflect the current views of Vitro with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results or performance of Vitro to be materially different from any future results or performance that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which Vitro does business. Should one or more of these risks or uncertainties

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Vitro does not intend, and does not assume any obligation, to update these forward-looking statements.

Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA), through its subsidiary companies, is a major participant in four distinct businesses: flat glass, glass containers, glassware and household products. Vitro's subsidiaries serve multiple product markets, including construction and automotive glass, wine, liquor, cosmetics, pharmaceutical, food and beverage glass containers, fiberglass, plastic and aluminum containers, glassware for commercial, industrial and consumer uses and household appliances. Founded in 1909, Monterrey, Mexico-based Vitro has joint ventures with major world-class manufacturers that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries do business throughout the Americas and Europe, with facilities and distribution centers in seven countries, and export products to more than 70 countries. Additional information on Grupo Vitro can be found at: http://www.vitro.com

First quarter 2002 results
Conference Call and Web cast
Wednesday, April 24, 2002
10:30 AM US CT (Monterrey time); 11:30 AM US EDT

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com/ through Wednesday, April 24, 2002.

For inquiries regarding the web cast, please contact Dario Wolos of CCBN via telephone at (617) 603-7739, or via email at dwolos@ccbn.com
For further information, please contact:

(Investor Relations) Beatriz Martinez Vitro S.A. de C.V. 011 (52 81) 8863-1258 bemartinez@vitro.com (U.S. agency) Luca Biondolillo / Susan Borinelli Breakstone & Ruth International (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com Sborinelli@breakstoneruth.com (Media Relations) Albert Chico Vitro, S. A. de C.V. 011 (52 81) 8863-1335 achico@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results

Sales
The positive YoY sales performance for the first quarter in U.S. dollar terms was mainly driven by Glass Containers, the construction segment of Flat Glass and Acros Whirlpool. Glass Containers showed an increase in sales, arising from a stronger performance in the domestic market, with additional revenues mainly to beer and cosmetic producers and a general increase in sales of niche products. Similarly to last quarter, sales by the Flat Glass business unit remained at the same level YoY, overcoming the pressure that a strong peso puts on prices, imports and the decline in demand, especially in the OEM auto segment. At Acros Whirlpool, volume increases in the export markets and added

sales of recently launched products, were the main drivers for the growth in sales, partially offsetting price pressures. For Glassware, sales, for the quarter decreased YoY, as result of a decline in demand and pressure from Asian imports in the low-end segments. YoY comparisons in sales were affected by this year's Easter Week, which occurred in March and resulted in less sales' days for the quarter.

EBITDA and EBIT

EBITDA remained strong, increasing QoQ 5.1 percent in dollar terms to US$123 million. However, for the quarter EBITDA declined YoY by 4.8 percent in dollar terms. The decrease arises primarily from an extraordinary gain from energy hedges contracted by the Company during 2001, that was recognized in IQ'01 and that affects comparisons YoY. EBITDA has been further impacted by the strength of the peso, which continued to affect the competitiveness of the Company's exports while favoring imports thus reducing margins in the domestic market. In addition, the slowdown of the Mexican and U.S. economies has impacted pricing to some extent. Also, lower production levels, in the Glassware business unit, as a result of a decline in demand, resulted in a lower fixed cost absorption. For the same reasons above, EBIT increased by 19.2 percent QoQ, and decreased YoY by 14.2 percent in dollar terms.
Compared to the previous quarter, the consolidated EBIT and EBITDA margins have begun to show signs of stabilization, and are now at levels of 8.6 percent and 17.1 percent respectively.

Total Financing Cost

Interest expense for the quarter decreased YoY, due to a lower weighted average cost of debt, which declined to 8.6 percent from 9.9 percent for IQ'01. This is the result, primarily, of lower market interest rates, a decrease in the aggregate amount of debt and the Company's liability management strategies. As has been disclosed, the Company has locked-in fixed rates for certain of its floating rate liabilities, through various interest rate cap and swap transactions, that applied to a notional principal amount approximately equal to US$700 million. These transactions are intended to improve the predictability of the Company's future debt service requirements. Currently, 52 percent of the Company's aggregate debt accrues at a fix rate.

Due to the appreciation of the peso during IQ'02, the Company recorded a non-cash foreign exchange gain for the period. Overall, the Company recorded a total financing gain for the quarter of Ps$45 million (US$5 million), compared with a total financing cost of Ps$210 million (US$20 million) for the first quarter of last year.

Taxes

Income tax accrued increased YoY, as a result of an increase in the Foreign Exchange Gain mentioned above, increases in the operating income of certain subsidiaries and the additional taxes accrued by Cristalglass, our Spanish operation that began consolidating during IIQ'01. Deferred taxes reduced due mainly to the decrease of the corporate rate approved in connection with the recent Tax Reform passed by the Mexican Congress and the write-off of certain of the Mexicali facility's assets.

Net Income

Net income for the quarter was Ps$333 mill. (US$36 mill.), compared with

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Ps$283 mill. (US$29 mill.) during IQ'01, mainly as a result of a lower net financing cost and a negative tax & PSW, which was offset partly by an extraordinary charge arising from the write-off of the Mexicali facility's assets, (assets that will not be used in the agreed J-V with Asahi Glass). Other expenses include severance payments made in connection with an ongoing reorganization program. Net majority income for the quarter was Ps$177 mill. (US$19 mill.), compared with Ps$140 mill. (US$15 mill.) for IQ'01.

Capital Expenditures

Total capital expenditures for IQ'02 were US$26 million, in line with management's budgeted CAPEX for the year of US$150 million. A large proportion of the expenditures for the quarter are related with the start-up of two Glass Containers' furnaces, to fulfill the increased demand of our customers, and maintenance of certain Glassware's furnaces.

Financial Position

Due to the seasonality of the business, a cash flow deficiency was filled by increasing debt in US$10 million as compared to the previous quarter. Aggregate debt stands at US$1,586 million. Financial leverage (Total Debt/EBITDA) stood at 3.0 times. Interest coverage was equal to 3.6 times for the period.

Debt Profile as of March 31, 2002

55% of debt was long-term.
Average life of debt was 2.7 years.
50% of debt maturing in the period April '02 - March '03, or approximately US$352 million is related to trade finance, which the Company regularly renews.
Current maturities of long-term debt include a maturity of US$175 million on May '02 of a bond placed in the international capital markets.
· Rate composition of Company's debt: fixed rate = 52 percent; floating rate plus fixed spread = 22 percent; short-term debt subject to market conditions = 24 percent.

Cash Flow
Net free cash flow for the quarter was negative in US$17 million as a result mainly of the increase in working capital requirements, due partly to higher sales that have resulted in higher account receivables over sales. However, as a percentage of sales, working capital requirements for IQ'02 were reduced to 10.5 percent from 13.4 percent for IQ'01. Other factors affecting cash flow include an increase in maintenance CAPEX on a YoY basis. On the positive side, net interest expense and dividends paid to minority interest partners were lower YoY. The Company's negative cash flow position was fulfilled by using internal cash flow on hand.

Flat Glass
(37 percent of Sales)

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Sales
Sales of the business unit during the quarter increased 1.6 percent in dollar terms and decreased 4.4 percent in peso terms as a significant percentage of the business' revenues are denominated in U.S. dollars. On the domestic front, the slowdown of the OEM auto segment impacted sales, which were partially compensated with an increase YoY in the auto replacement market, as part of the strategy to grow into a more profitable sales mix. The construction segment remained stable YoY despite pricing pressures from Asian imports, and sales were down YoY on fiberglass due to a decline in demand. Overall, YoY comparisons in sales within the domestic market were affected by this year's Easter Week, which occurred in March and resulted in less sales' days for the quarter. Export sales increased in both the auto and construction segments primarily as a result of higher sales to our foreign subsidiaries. Foreign subsidiaries increased sales YoY by 5.4 percent mainly driven by the Spanish operations, which were not consolidated until IIQ'01; such increase was offset by reduced sales of our U.S. subsidiary, resulting from the slow recovery in the United States of the commercial construction market, and the mild winter, which generated lower demand in the auto glass after market. YoY volume sales for the quarter increased in both the construction and auto segments. Fiberglass volumes sales were down 4.4 percent due mainly to lesser demand. Fiberglass represented 5 percent of the business' consolidated sales.

EBITDA and EBIT
EBITDA and EBIT margins for the quarter in respect of domestic operations continued to be impacted, on a YoY basis, by a strong peso that affects the business' cost and expense structure. The decrease of volume sales in the U.S. and a weak Euro affected margins of the business' foreign subsidiaries. Compared to the previous quarter, EBITDA and EBIT margins have begun to show signs of stabilization, and are now at levels of 9.3 percent and 15.4 percent respectively. Reduced demand in the domestic OEM auto segment and the slowdown of the U.S. economy continued to impact prices, resulting in reduced margins. Prices remain flat in the rest of the segments, not allowing at least part of the inflation to be compensated, which induced cost increases. As with the Company's other businesses, EBITDA is further impacted by an increase in labor expenses arising from an agreed upon administrative restructure. Further efforts are being made to increase productivity, focus more emphatically on value added products and lower SG&A. The recently integrated fiberglass segment represented approximately 12 percent of EBIT and 10 percent of EBITDA for the quarter.

Glass Containers
(32 percent of Sales)
Sales
Aggregate YoY sales of Glass Containers increased by 6.3 percent in dollar terms. In the domestic front, the beer and cosmetic segments, as well as niche products, contributed to most of the improvement. In general terms, focusing in more profitable niche segments coupled with more effective marketing to the end consumer has yielded better results. The export market decreased mainly as a result of the still perceivable slowdown of the U.S. economy. Sales from foreign subsidiaries increased as a result of the global strategy of the unit to assist in covering unattended demand in the south of Mexico and north of Central America, due to lack of capacity of the Mexican plants. Alcali (raw materials) was able to improve prices despite lower volume sales that resulted in flat sales YoY. Vancan (aluminum cans) showed an increase in volumes but

excess market capacity continuous to pressure prices, thus resulting in flat sales YoY. Fama (capital goods) and Ampolletas (ampoules) continued to be affected by reduced demand. YoY comparisons in sales were affected by this year's Easter Week, which occurred in March and resulted in less sales' days for the quarter. Results of the Glass Containers business unit for the quarter included the results of the ampoules, capital goods, raw materials and aluminum can segments. During the IQ'02, these segments represented 19.8 percent of net sales.

EBITDA and EBIT
EBITDA and EBIT improved YoY by 11.4 percent and 23.3 percent respectively. The business has continued to show an improvement in EBITDA margins from 17.7 percent in the IIIQ'01 to 23.2 percent for this quarter. The improvements are attributable to cost efficiency measures and better sales mix on the glass and raw materials segments. The rest of the non-glass segments were negatively affected by the strong peso and pressures on prices due to over-supply for the aluminum can segment, imports that have affected the ampoules segment and reduced demand in the domestic markets that affected both the ampoules and capital goods segment. On a YoY basis, as with the Company's other businesses, EBITDA is further impacted by an increase in labor expenses arising from an agreed upon administrative restructure. For the quarter, the recently integrated non-glass units, including ampoules, represented approximately 15 percent of EBIT and 16 percent of EBITDA.

Glassware
(9 percent of Vitro's Sales)
Sales
The decrease in consolidated net sales on a YoY basis continues to be attributable to the decline in demand, both in the U.S. and Mexican economies. The decline in sales is also attributable to an increase in imported products, especially from European and Asian competitors, as a result of a strong peso and the continued decline in import tariffs. Such decline was partially compensated by an increase in domestic sales attributable to promotional products. In the export market, sales continued to decline as a result of a slowdown in demand, which was aggravated as a result of the September 11 events for the hotel and restaurant markets, and industrial products (coffee carafes, blenders, etc.). The recently integrated plastic segment, which represented approximately 22 percent of Glassware sales for the quarter, remained stable in revenue terms on a YoY basis. YoY comparisons in sales were affected by this year's Easter Week, which occurred in March and resulted in less sales' days for the quarter. Glassware's management is focusing on improving returns by renewing and maintaining a constant commitment to improve its line of offered products through innovation and marketing, improving the sales mix toward niche markets and better service to clients.

EBITDA and EBIT
YoY, IQ'02 EBITDA decreased by 20.6 percent in dollar terms, mainly as a result of lower sales, an important reduction on capacity utilization on a YoY basis and thus lower fixed cost absorption. The less profitable sales mix due to a decline in demand and imports into Mexico that pressure prices, also affected both EBITDA and EBIT margins. The recently integrated plastics segment, which represented approximately 30 percent of EBIT and 19 percent of EBITDA for IQ'02, remained stable on a YoY basis.

Acros Whirlpool
(22 percent of Sales)

Sales
During the quarter, sales increased YoY by 24.1 percent in dollar terms, both in the domestic and export markets. The domestic market grew by 11 percent, and, in the case of Acros Whirlpool, sales were driven mainly by the new range platform and low to medium-end refrigerators, with increases in volume and a better product mix. In the export front, sales of this business unit increased, especially to the U.S., driven by the new range platform and in a lower scale by medium-end refrigerators. YoY, volumes increased by 21 percent, due again mainly to the introduction of the new range platform (49 percent YoY increase) and to certain models within the refrigerator segment (19 percent increase on a YoY basis). Ranges represented 25 percent of total sales, while refrigerators 46 percent of total sales and washers an additional 24 percent. The rest of the business is comprised of sales of small appliances.

EBITDA and EBIT
EBITDA margins improved QoQ notwithstanding that IQ'02 is weaker in sales, because of seasonality reasons. On a YoY basis, profitability increased by 13.3 percent in dollar terms due to higher sales, even though margins continued to be affected mainly by pricing pressures, mostly from Korean imports into the domestic market as a result of the strong peso that favors imports and increases in SG&A.

Recent Key Developments

DEBT REFINANCING

The Company has obtained financings in aggregate amounts sufficient to repay principal and interest in respect of the US$175 million Yankee Bond facility maturing in May of 2002. The Company expects to repay such financing with the proceeds of expected divestitures, cash in hand and new longer term financing.

The Company has suspended expected capital markets transactions until a later part of this year, after evaluating the convenience of available alternatives.

AMPOLLETAS' DIVESTITURE

At the beginning of April, the Company completed the sale of its 51 percent controlling interest in Ampolletas, to its former partner Gerresheimer Glas AG. The transaction was closed at a multiple exceeding 6.0x times 2001 EBITDA. The Company received US$13.4 million in cash and reduced debt by an amount equal to US$7.8 million. Cash proceeds will be used to repay debt.

ACros whirlpool

At the end of last quarter, the Company announced that it had reached an agreement in principle with Whirlpool Corporation, to sell its 51 percent stake in it subsidiary Vitromatic. The transaction has been approved by

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Whirlpool's and Vitro's boards, by Vitro's stockholders, but it is still subject to Competition Commission approval. The transaction is expected to be completed during the second quarter of this year and is consistent with Vitro's efforts to concentrate in its core businesses.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Final Printing

1.- THE INVESTMENTS IN SUBSIDIARIES AND ASSOCIATED COMPANIES

A) THE CONSOLIDATION OF THE FINANCIAL STATEMENTS WERE PREPARED IN ACCORDANCE WITH THE FOLLOWING BASIS:

ALL OF THE FIGURES ARE GIVEN IN THOUSANDS MEXICAN PESOS UNLESS OTHERWISE INDICATED, AND ALL COMPARISIONS ARE MADE IN CONSTANT PESOS AS OF MARCH 31 2002.

THOSE COMPANIES IN WHICH VITRO, S. A. DE C. V. HOLDS MORE THAN 50 % OF THE CAPITAL STOCK OR THE CONTROL OF THEM ARE INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS. FOR THOSE COMPANIES IN WHICH VITRO HAS JOINT CONTROL, BUT SIGNIFICATIVE INFLUENCE IS EXCERCISED, THE PROPORCIONAL CONSOLIDATION METHOD IS USED.

EVERY COMPANIES IN WHICH LESS THAN 50% OF ITS CAPITAL STOCK IS OWNED, ARE RECORDED UNDER THE EQUITY METHOD,

B) THE RESTATED ADJUSTED COST OF THE INVESTMENT IN UNCONSOLIDATED ASSOCIATED COMPANIES AT MARCH 31, 2002 WAS PS.43,482.

THE DIVIDENDS RECEIVED BY VITRO,S. A. DE C. V. FROM ITS SUBSIDIARIES AND ASSOCIATED COMPANIES FOR THE NINE MONTHS ENDED MARCH 31, 2002 AMOUNTED PS. 79,300.

2.- OTHER

A) ANNEX 6.- THE MONETARY POSITION (LIABLITY) OF FOREIGN SUBSIDIARIES WAS $ 16.1 MILLON DOLLARS. IN THE SAME ANNEX THE ROW TOTAL ASSETS INCLUDES $48.9 AND $522.4 MILLONS DOLLARS OF INVENTORIES AND FIXED ASSETS OF MEXICAN SUBSIDIARIES.

B) THE ROW S-44 INCLUDES 24,670,020 VITRO'S SHARES WHICH ARE LOCATED IN THE EMPLOYEE STOCK OPTIONS TRUST VALUED IN PS. 221,451 AND PS. 253,589 OF MINIMUM PENSION LIABILITY ADJUSTMENT AND THE EFFECT FROM APPLICATION OF THE NEW BULLETIN D-4 IS FOR $1,344,075.

C) WE ARE ACOMPANNING A SUMMARY OF CERTAIN SEGMENT INFORMATION IN ATTACHED SCHEDULE AS OF MARCH 31, 2002 AND 2001.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO** QUARTER: **1** YEAR: **2002**
VITRO, S. A. DE C. V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 VITRO ENVASES NORTEAMERICA, S.A.DE CV	ENVASES DE VIDRIO	759,561,828	100.00	759,562	759,562
2 PLASTICOS BOSCO, S.A. DE C.V.	ARTICULOS DE PLASTICO	28,416,542	100.00	28,417	28,417
3 ENVASES CUAUTITLAN, S.A. DE C.V.	FAB. VTA. DE ENVASES DE PLASTICOS	40,364,003	100.00	40,364	40,364
4 VITROPLAN, S.A. DE C.V.	SUB-TENEDORA	31,830,500	65.00	31,830	31,830
5 VITRO CORPORATIVO, S.A. DE C.V.	PRESTACION DE SERVICIOS	945,830,516	100.00	945,831	945,831
6 VITROCRISA HOLDING, S.A. DE C.V.	SUB-TENEDORA	134,505,234	51.00	134,505	134,505
7 VITROMATIC, S.A. DE C.V	SUB-TENEDORA	308,990,717	51.00	308,991	308,991
8 AEROEMPRESARIAL, S.A. DE C.V.	PRESTACION DE SERVICIOS AEREOS	71,524,627	100.00	71,525	71,525
9 VITRO AMERICAN NATIONAL CAN, S.A	FAB. DE LATAS DE ALUMINIO	105,672,290	50.00	105,672	105,672
10 VIDRIO LUX, S.A.	FAB. DE ENVASES DE VIDRIO	63,200	100.00	34,153	34,153
11 VITROSA, A.G.	SUB-TENEDORA	362,939,184	100.00	362,939	362,939
12 FOMENTO INMOBILIARIO Y DE LA CONSTRUCCION, S.A.	INMOBILIARIA	470,997,088	100.00	470,997	470,997
13 AMPOLLETAS, S.A.	FAB. DE AMPOLLETAS,FRASCOS Y ART.DE VID	96,900	51.00	97	97
14 INMOBILIARIA DE LA SUERTE, S.A DE C.V.	ARRENDADORA DE INMUEBLES	34,999	100.00	42	42
15 FABRICACION DE CUBIERTOS, S.A. DE C.V.	FAB. DE CUBIERTOS	30,412,485	100.00	30,412	30,412
16 CRISA LIBBEY S.A. DE C.V.	COMERCIALIZADORA	25,500	51.00	26	26
17 SERVICIOS Y OPERACIONES FINAN. VITRO,S.A.DE C.V.	PRESTACION DE SERVICIOS	345,459,243	100.00	345,459	345,459
18 INVERSIONES MOZA, S.A.DE C.V.	SUB-TENEDORA	25,321,041	100.00	25,321	25,321
19 MANUFACTURAS,ENSAMBL ES Y FUND. S.A. DE C.V.	BIENES DE CAPITAL Y HERRAMIENTAS	118,763,806	51.00	118,764	118,764
20 VITRO H2O DE MEXICO, S- DE R.L.	ARTICULOS PARA TRATAMIENTO DE AGUA	1,530,000	51.00	1,530	1,530
21 E. HOLDING VITRO, S.A. DE C.V.	SERVICIOS DE SISTEMAS	50,000	100.00	50	50
TOTAL INVESTMENT IN SUBSIDIARIES				**3,816,487**	**3,816,487**
ASSOCIATEDS					
1 SOURDILLON DE MEXICO, S.A. DE C.V.	FAB.Y VTA. DE TERMOSTATOS,	541,480	34.00	43,482	43,482
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**43,482**	**43,482**
OTHER PERMANENT INVESTMENTS					**0**

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
TOTAL					3,859,969

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **VITRO** QUARTER: **1** YEAR: **2002**

VITRO, S. A. DE C. V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,405,373	231,418	1,173,955	9,733,800	4,927,723	5,980,032
MACHINERY	9,944,072	3,344,591	6,599,481	17,645,231	13,873,719	10,370,993
TRANSPORT EQUIPMENT	0	0	0	0	0	0
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**11,349,445**	**3,576,009**	**7,773,436**	**27,379,031**	**18,801,442**	**16,351,025**
NOT DEPRECIATION ASSETS						
GROUNDS	557,517	0	557,517	2,913,618	0	3,471,135
CONSTRUCTIONS IN PROCESS	776,989	0	776,989	0	0	776,989
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**1,334,506**	**0**	**1,334,506**	**2,913,618**	**0**	**4,248,124**
TOTAL	**12,683,951**	**3,576,009**	**9,107,942**	**30,292,649**	**18,801,442**	**20,599,149**

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
HSBC BANK	21/08/2006	4.27	0	0	0	0	0	0	0	0	0	54,096	54,096	54,096	54,096	27,048
CITIBANK	21/08/2006	4.27	0	0	0	0	0	0	0	0	0	81,144	81,144	81,144	81,144	40,572
BANCOMEXT	21/08/2006	4.27	0	0	0	90,160	90,160	90,160	90,160	45,080	0	0	0	0	0	0
ABN	21/08/2006	4.27	0	0	0	0	0	0	0	0	0	54,096	54,096	54,096	54,096	27,048
BANAMEX	21/08/2006	4.27	0	0	0	54,096	54,096	54,096	54,096	27,048	0	0	0	0	0	0
BANK OF MONTREAL	21/08/2006	4.27	0	0	0	0	0	0	0	0	0	36,064	36,064	36,064	36,064	18,032
BANCA NAZIONALE DEL LAVORO	21/08/2006	4.27	0	0	0	0	0	0	0	0	0	18,032	18,032	18,032	18,032	9,016
CHASE	21/08/2006	4.27	0	0	0	0	0	0	0	0	0	18,032	18,032	18,032	18,032	9,016
CREDIT SUISSE FIRST BOSTON	21/08/2006	4.27	0	0	0	0	0	0	0	0	0	18,032	18,032	18,032	18,032	9,016
COMERICA BANK	15/07/2003	5.57	0	0	0	0	0	0	0	0	6,011	0	46,583	0	0	0
CALIFORNIA COMMERCE BANK	05/12/2003	5.95	0	0	0	0	0	0	0	0	0	0	270,480	0	0	0
COMERICA BANK	28/02/2004	4.98	0	0	0	0	0	0	0	0	0	36,064	36,064	0	0	0
BANCOMEXT	25/09/2006	3.76	0	0	0	0	0	0	0	270,480	0	0	0	0	0	0
COMERICA BANK	30/07/2003	5.23	0	0	0	0	0	0	0	0	0	26,575	16,251	0	0	0
FNB BOSTON	30/07/2003	5.23	0	0	0	0	0	0	0	0	0	37,250	13,001	0	0	0
HYPO VEREISBANK	30/07/2003	5.23	0	0	0	0	0	0	0	0	0	27,928	9,751	0	0	0
BANQUE NATIONALE DE PARIS	30/07/2003	5.23	0	0	0	0	0	0	0	0	0	18,619	6,501	0	0	0
FUJI BANK	30/07/2003	5.23	0	0	0	0	0	0	0	0	0	18,619	6,501	0	0	0
THE NORTHERN TRUST COMPANY	30/07/2003	5.23	0	0	0	0	0	0	0	0	0	18,619	6,501	0	0	0
ROYAL BANK OF CANADA	30/07/2003	5.23	0	0	0	0	0	0	0	0	0	18,619	6,501	0	0	0
COMERICA BANK	30/07/2003	5.23	0	0	0	0	0	0	0	0	0	36,064	18,032	0	0	0
SANTANDER	15/11/2004	5.90	0	0	0	13,677	13,677	7,721	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	31/08/2004	5.52	0	0	0	0	0	270,480	0	0	0	0	0	0	0	0
CITIBANK N.A.	29/06/2005	6.21	0	0	0	0	0	0	0	0	0	59,506	59,506	59,506	29,185	0
HYPO VEREISBANK	27/12/2004	7.13	0	0	0	0	0	0	0	0	0	2,084	2,084	3,026	0	0
BANCO BOGOTA	21/12/2003	17.01	0	0	0	0	0	0	0	0	0	8,211	14,414	0	0	0
BANCO BOGOTA	01/11/2003	17.01	0	0	0	0	0	0	0	0	0	0	3,987	0	0	0

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BANCO NACIONAL DE MEXICO, S.	10/04/2002	4.61	0	0	22,540	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	17/05/2002	4.38	0	0	27,048	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	12/06/2002	4.18	0	0	9,016	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	04/09/2002	4.24	0	0	9,016	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	14/08/2002	4.18	0	0	38,064	0	0	0	0	0	0	0	0	0	0	0
CITIBANK N.A.	08/07/2002	4.23	0	0	0	0	0	0	0	0	8,746	0	0	0	0	0
CITIBANK N.A.	28/09/2002	4.55	0	0	0	0	0	0	0	0	4,508	0	0	0	0	0
CITIBANK N.A.	19/06/2002	4.23	0	0	0	0	0	0	0	0	22,540	0	0	0	0	0
CITIBANK N.A.	14/08/2002	4.28	0	0	0	0	0	0	0	0	22,540	0	0	0	0	0
COMERICA BANK	07/06/2002	3.67	0	0	0	0	0	0	0	0	17,832	0	0	0	0	0
COMERICA BANK	08/04/2002	3.62	0	0	0	0	0	0	0	0	9,016	0	0	0	0	0
BBVA BANCOMER	20/05/2002	4.11	0	0	45,080	0	0	0	0	0	0	0	0	0	0	0
HYPO VEREISBANK	30/04/2002	3.81	0	0	0	0	0	0	0	0	2,983	0	0	0	0	0
HYPO VEREISBANK	09/05/2002	3.82	0	0	0	0	0	0	0	0	756	0	0	0	0	0
HYPO VEREISBANK	02/05/2002	3.83	0	0	0	0	0	0	0	0	142	0	0	0	0	0
HYPO VEREISBANK	03/05/2002	3.84	0	0	0	0	0	0	0	0	597	0	0	0	0	0
HYPO VEREISBANK	31/05/2002	3.75	0	0	0	0	0	0	0	0	6,256	0	0	0	0	0
HYPO VEREISBANK	31/05/2002	3.76	0	0	0	0	0	0	0	0	1,026	0	0	0	0	0
HYPO VEREISBANK	01/06/2002	3.77	0	0	0	0	0	0	0	0	9,854	0	0	0	0	0
HYPO VEREISBANK	02/06/2002	3.78	0	0	0	0	0	0	0	0	777	0	0	0	0	0
HYPO VEREISBANK	03/06/2002	3.79	0	0	0	0	0	0	0	0	3,173	0	0	0	0	0
HYPO VEREISBANK	04/06/2002	3.80	0	0	0	0	0	0	0	0	3,413	0	0	0	0	0
HYPO VEREISBANK	05/06/2002	3.85	0	0	0	0	0	0	0	0	8,712	0	0	0	0	0
INBURSA	03/04/2002	7.50	0	0	38,064	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	03/04/2002	4.46	0	0	27,048	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	29/04/2002	4.37	0	0	31,556	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
BANCO NACIONAL DE MEXICO, S.	29/05/2002	4.39	0	0	22,440	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	12/06/2002	4.18	0	0	36,064	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	03/07/2002	5.89	0	0	36,064	0	0	0	0	0	0	0	0	0	0	0
CITIBANK N.A.	08/07/2002	4.23	0	0	0	0	0	0	0	0	40,572	0	0	0	0	0
CITIBANK N.A.	10/07/2002	4.25	0	0	0	0	0	0	0	0	27,048	0	0	0	0	0
CITIBANK N.A.	21/08/2002	4.29	0	0	0	0	0	0	0	0	18,032	0	0	0	0	0
CITIBANK N.A.	23/08/2002	4.29	0	0	0	0	0	0	0	0	36,064	0	0	0	0	0
HSBC BANK	25/04/2002	9.98	115,500	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK N.A.	23/09/2002	4.55	0	0	0	0	0	0	0	0	13,524	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	23/09/2002	4.61	0	0	4,508	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	05/07/2002	4.29	0	0	4,508	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	29/04/2002	4.47	0	0	8,916	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	22/04/2002	4.50	0	0	13,524	0	0	0	0	0	0	0	0	0	0	0
CITIBANK N.A.	14/06/2002	4.19	0	0	0	0	0	0	0	0	9,016	0	0	0	0	0
CITIBANK N.A.	17/07/2002	4.04	0	0	0	0	0	0	0	0	22,540	0	0	0	0	0
CITIBANK N.A.	14/08/2002	4.28	0	0	0	0	0	0	0	0	45,080	0	0	0	0	0
CITIBANK N.A.	05/04/2002	4.67	0	0	0	0	0	0	0	0	36,064	0	0	0	0	0
CITIBANK N.A.	20/05/2002	4.44	0	0	0	0	0	0	0	0	8,114	0	0	0	0	0
CITIBANK N.A.	03/06/2002	4.25	0	0	0	0	0	0	0	0	13,524	0	0	0	0	0
CITIBANK N.A.	06/09/2002	4.35	0	0	0	0	0	0	0	0	90,160	0	0	0	0	0
CITIBANK N.A.	10/06/2002	4.34	0	0	0	0	0	0	0	0	90,160	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	10/04/2002	4.24	0	0	28,948	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	05/08/2002	4.25	0	0	99,176	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	30/08/2002	3.91	0	0	40,572	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	26/04/2002	3.40	0	0	0	0	0	0	0	0	31,556	0	0	0	0	0
BBVA BANCOMER	26/07/2002	3.79	0	0	40,572	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	20/08/2002	3.91	0	0	45,080	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
BBVA BANCOMER	26/08/2002	3.92	0	0	54,096	0	0	0	0	0	0	0	0	0	0	0
CITIBANK N.A.	26/04/2002	4.48	0	0	0	0	0	0	0	0	90,160	0	0	0	0	0
CITIBANK N.A.	12/06/2002	4.18	0	0	0	0	0	0	0	0	180,320	0	0	0	0	0
CITIBANK N.A.	23/07/2002	4.24	0	0	0	0	0	0	0	0	49,588	0	0	0	0	0
CITIBANK N.A.	17/06/2002	4.24	0	0	0	0	0	0	0	0	81,044	0	0	0	0	0
COMERICA BANK	03/04/2002	9.35	65,000	0	0	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	31/03/2003	3.85	0	0	0	0	0	0	0	0	0	0	238,924	0	0	0
COMERICA BANK	31/03/2003	3.85	0	0	0	0	0	0	0	0	0	0	437,276	0	0	0
CITIBANK N.A.	13/06/2002	5.33	0	0	0	0	0	0	0	0	36,064	0	0	0	0	0
CITIBANK N.A.	03/05/2002	4.66	0	0	0	0	0	0	0	0	9,918	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	22/04/2002	4.57	0	0	144,256	0	0	0	0	0	0	0	0	0	0	0
BANORTE	24/04/2002	4.66	0	0	10,718	0	0	0	0	0	0	0	0	0	0	0
CITIBANK N.A.	03/05/2002	4.66	0	0	0	0	0	0	0	0	3,606	0	0	0	0	0
BBVA BANCOMER	13/05/2002	3.97	0	0	49,588	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	01/04/2002	4.33	0	0	0	0	0	0	0	0	90,060	0	0	0	0	0
BBVA BANCOMER	19/04/2002	4.70	0	0	30,654	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	24/06/2002	6.19	0	0	45,080	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	20/09/2002	4.41	0	0	45,080	0	0	0	0	0	0	0	0	0	0	0
CITIBANK N.A.	28/06/2002	4.17	0	0	0	0	0	0	0	0	29,753	0	0	0	0	0
CITIBANK N.A.	20/08/2002	4.28	0	0	0	0	0	0	0	0	18,032	0	0	0	0	0
BBVA BANCOMER	15/04/2002	4.52	0	0	18,032	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	06/05/2002	4.33	0	0	4,508	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	15/04/2002	4.52	0	0	9,016	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	06/05/2002	4.33	0	0	4,508	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	30/04/2002	4.93	0	0	450,800	0	0	0	0	0	0	0	0	0	0	0
CITIBANK N.A.	09/08/2002	4.51	0	0	0	0	0	0	0	0	112,700	0	0	0	0	0
CITIBANK N.A.	14/08/2002	4.53	0	0	0	0	0	0	0	0	16,048	0	0	0	0	0
IXE	18/04/2002	6.50	0	0	0	0	0	0	0	0	126,224	0	0	0	0	0
INBURSA	03/04/2002	7.50	0	0	54,096	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
INBURSA	18/04/2002	7.50	0	0	90,160	0	0	0	0	0	0	0	0	0	0	0
INBURSA	19/04/2002	7.50	0	0	90,160	0	0	0	0	0	0	0	0	0	0	0
HYPO VEREISBANK	29/04/2002	4.37	0	0	0	0	0	0	0	0	36,064	0	0	0	0	0
HYPO VEREISBANK	01/04/2002	4.92	0	0	0	0	0	0	0	0	36,064	0	0	0	0	0
LLOYDS BANK	01/05/2002	4.14	0	0	0	0	0	0	0	0	4,337	0	0	0	0	0
LLOYDS BANK	01/04/2002	3.63	0	0	0	0	0	0	0	0	11,299	0	0	0	0	0
LLOYDS BANK	01/08/2002	3.94	0	0	0	0	0	0	0	0	3,789	0	0	0	0	0
SCOTIABANK	01/05/2002	3.60	0	0	0	0	0	0	0	0	10,301	0	0	0	0	0
SCOTIABANK	01/09/2002	3.60	0	0	0	0	0	0	0	0	31,105	0	0	0	0	0
CITIBANK N.A.	01/05/2002	3.72	0	0	0	0	0	0	0	0	15,554	0	0	0	0	0
BANCO POPULAR ESPAÑOL	14/08/2002	6.25	0	0	0	0	0	0	0	0	203	0	0	0	0	0
BANK OF AMERICA	30/11/2003	5.50	0	0	0	0	0	0	0	0	0	0	18,032	0	0	0
BANK OF AMERICA	30/11/2003	5.82	0	0	0	0	0	0	0	0	0	0	18,032	0	0	0
BANK OF AMERICA	30/11/2003	3.78	0	0	0	0	0	0	0	0	0	0	36,064	0	0	0
BANK OF AMERICA	30/11/2003	5.35	0	0	0	0	0	0	0	0	0	0	36,064	0	0	0
BANK OF AMERICA	30/11/2003	4.08	0	0	0	0	0	0	0	0	0	0	81,144	0	0	0
BANK OF AMERICA	30/11/2003	4.09	0	0	0	0	0	0	0	0	0	0	36,064	0	0	0
BANK OF AMERICA	30/11/2003	5.25	0	0	0	0	0	0	0	0	0	0	44,178	0	0	0
BANCO BOGOTA	27/09/2002	20.00	0	0	0	0	0	0	0	0	72	0	0	0	0	0
WITH WARRANTY																
SANTANDER-SERFIN	23/01/2003	7.13	0	0	0	3,924	0	0	0	0	0	0	0	0	0	0
SANTANDER-SERFIN	31/01/2006	8.75	18,740	60,976	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER-SERFIN	31/01/2006	8.75	10,167	34,198	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE	13/10/2005	3.39	5,281	15,843	0	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	04/09/2006	4.84	0	0	0	4,508	4,508	4,508	4,508	2,154	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	04/09/2006	4.84	0	0	0	18,032	18,032	18,032	18,032	9,016	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	04/09/2006	4.84	0	0	0	41,504	41,504	41,504	41,504	20,654	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	04/09/2006	4.84	0	0	0	6,011	6,011	6,011	6,011	3,001	0	0	0	0	0	0

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
BANK OF MONTREAL	05/06/2004	3.94	0	0	0	0	0	0	0	0	0	0	54,096	36,064	0	0
COMERICA BANK	05/06/2004	3.94	0	0	0	0	0	0	0	0	0	0	54,096	36,064	0	0
EXPORT DEVELOPMENT CO.	05/06/2004	3.94	0	0	0	0	0	0	0	0	0	0	27,048	18,032	0	0
SANTANDER-SERFIN	31/01/2006	8.75	15,845	46,212	0	0	0	0	0	0	0	0	0	0	0	0
PUBLICO	15/05/2002	10.25	0	0	0	0	0	0	0	0	0	1,577,800	0	0	0	0
PUBLICO	15/05/2007	11.38	0	0	0	0	0	0	0	0	0	0	0	0	0	2,163,840
SCOTIABANK	01/10/2005	7.57	0	0	0	0	0	0	0	0	0	20,301	27,048	27,048	25,368	0
INTERNATIONAL FINANCE CORP.	15/05/2003	9.44	0	0	0	0	0	0	0	0	0	12,397	6,199	0	0	0
BANCO PASTOR	24/11/2002	4.50	0	0	0	0	0	0	0	0	2,097	0	0	0	0	0
BANCO PASTOR	28/02/2008	6.00	0	0	0	0	0	0	0	0	0	2,167	2,167	2,167	2,167	4,421
TOTAL BANKS			**230,533**	**157,229**	**1,722,557**	**231,912**	**227,988**	**492,512**	**214,311**	**377,433**	**1,604,738**	**2,200,319**	**1,912,085**	**461,403**	**336,216**	**2,308,009**
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
OBSA	26/02/2004	8.28	0	310,000	0	0	0	0	0	0	0	0	0	0	0	0
PUBLICO	10/09/2002	8.75	0	0	42,060	0	0	0	0	0	0	0	0	0	0	0
PUBLICO	10/09/2002	8.75	0	0	13,524	0	0	0	0	0	0	0	0	0	0	0
PUBLICO	06/03/2003	9.38	0	0	36,064	0	0	0	0	0	0	0	0	0	0	0
PUBLICO	06/03/2003	9.38	0	0	13,524	0	0	0	0	0	0	0	0	0	0	0
PUBLICO	15/10/2002	8.57	0	0	0	301,444	0	0	0	0	0	0	0	0	0	0
PUBLICO	12/10/2004	9.35	0	0	0	0	0	136,778	0	0	0	0	0	0	0	0
PUBLICO	12/10/2006	9.48	0	0	0	0	0	0	0	424,763	0	0	0	0	0	0
PUBLICO	07/06/2006	8.58	0	0	0	0	0	0	0	548,081	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			**0**	**310,000**	**105,172**	**301,444**	**0**	**136,778**	**0**	**972,844**	**0**	**0**	**0**	**0**	**0**	**0**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
AMERICAN NATURAL SODA ASH CO			0	0	0	0	0	0	0	0	82,226	0	0	0	0	0
SOLUTIA, INC.			0	0	0	0	0	0	0	0	38,840	0	0	0	0	0
ALCAN ALUMINUM CORPORATION			0	0	0	0	0	0	0	0	34,608	0	0	0	0	0
UNION PACIFIC RAILROAD CO.			0	0	0	0	0	0	0	0	33,523	0	0	0	0	0
ENRON CAPITAL & TRADE RESOUR			0	0	0	0	0	0	0	0	27,077	0	0	0	0	0
ARCO ALUMINUM, INC.			0	0	0	0	0	0	0	0	26,501	0	0	0	0	0
AFG INDUSTRIES INC.			0	0	0	0	0	0	0	0	22,590	0	0	0	0	0
LIBBEY OWENS FORD CO.			0	0	0	0	0	0	0	0	17,317	0	0	0	0	0
KIMBLE GLASS INC.			0	0	0	0	0	0	0	0	14,135	0	0	0	0	0
REXAM BEVERAGE CAN AMERICAS			0	0	0	0	0	0	0	0	13,427	0	0	0	0	0
PHILLIPS 66 COMPANY			0	0	0	0	0	0	0	0	12,320	0	0	0	0	0
RECTICEL N.A. INC.			0	0	0	0	0	0	0	0	11,600	0	0	0	0	0
PEMEX GAS Y PETROQUIMICA BAS			61,606	0	0	0	0	0	0	0	0	0	0	0	0	0
EMPAQUES DE CARTON TITAN, S.			33,088	0	0	0	0	0	0	0	0	0	0	0	0	0
FABRICAS MONTERREY, S.A. DE			30,410	0	0	0	0	0	0	0	0	0	0	0	0	0
RESIRENE S.A. DE C.V.			27,610	0	0	0	0	0	0	0	0	0	0	0	0	0
PRAXAIR MEXICO, S.A. DE C.V.			25,708	0	0	0	0	0	0	0	0	0	0	0	0	0
WILLAMETTE DE MEXICO, S.A. D			24,111	0	0	0	0	0	0	0	0	0	0	0	0	0
CARTONPACK, S.A. DE C.V.			23,717	0	0	0	0	0	0	0	0	0	0	0	0	0
SMURFIT CARTON Y PAPEL DE ME			18,364	0	0	0	0	0	0	0	0	0	0	0	0	0
CIEMEX, S.A. DE C.V.			16,018	0	0	0	0	0	0	0	0	0	0	0	0	0
INGENIERIA EN EMPAQUE ARVISA			15,970	0	0	0	0	0	0	0	0	0	0	0	0	0
TFM S.A DE C.V.			15,611	0	0	0	0	0	0	0	0	0	0	0	0	0
RTS EMPAQUES S. DE RL. DE C.			15,105	0	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
MADERAS Y EMPAQUES SAN FERNA			14,699	0	0	0	0	0	0	0	0	0	0	0	0	0
FERROSUR, S.A. DE C.V.			14,423	0	0	0	0	0	0	0	0	0	0	0	0	0
COMISION FEDERAL DE ELECTRIC			13,871	0	0	0	0	0	0	0	0	0	0	0	0	0
MATERIAS PRIMAS DE LAMPAZOS			12,114	0	0	0	0	0	0	0	0	0	0	0	0	0
MATERIAS PRIMAS MONTERREY, S			11,950	0	0	0	0	0	0	0	0	0	0	0	0	0
LUZ Y FUERZA DEL CENTRO			10,425	0	0	0	0	0	0	0	0	0	0	0	0	0
SMURFIT CARTON Y PAPEL DE ME			9,891	0	0	0	0	0	0	0	0	0	0	0	0	0
Otros proveedores			1,175,893	0	0	0	0	0	0	0	1,062,223	0	0	0	0	0
TOTAL SUPPLIERS			**1,570,584**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,396,387**	**0**	**0**	**0**	**0**	**0**
Otros pasivos			902,122	0	0	0	0	0	0	0	1,029,926	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**902,122**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,029,926**	**0**	**0**	**0**	**0**	**0**
			2,703,239	**467,229**	**1,827,729**	**533,356**	**227,988**	**629,290**	**214,311**	**1,350,277**	**4,031,051**	**2,200,319**	**1,912,085**	**461,403**	**336,216**	**2,308,009**

NOTES

The exchange rate used as of March 31, 2002 is 9.0160 peso/dollar.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO** QUARTER: **1** YEAR: **2002**

VITRO, S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	200,472	1,807,456	0	0	1,807,456
OTHER	0	0	0	0	0
TOTAL	**200,472**	**1,807,456**			**1,807,456**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	72,644	654,958	0	0	654,958
INVESTMENTS	4,201	37,876	0	0	37,876
OTHER	69,842	629,695	0	0	629,695
TOTAL	**146,687**	**1,322,529**			**1,322,529**
NET BALANCE	**53,785**	**484,927**			**484,927**
FOREING MONETARY POSITION					
TOTAL ASSETS	**1,148,667**	**10,356,382**	0	0	**10,356,382**
LIABILITIES POSITION	**1,778,176**	**16,032,034**			**16,032,034**
SHORT TERM LIABILITIES POSITION	953,023	8,592,455	0	0	8,592,455
LONG TERM LIABILITIES POSITION	825,153	7,439,579	0	0	7,439,579
NET BALANCE	**(629,509)**	**(5,675,652)**			**(5,675,652)**

NOTES

The exchange rate used as of March 31, 2002 is 9.0160 peso/dollar.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	4,569,015	19,945,458	15,376,443	1.03	162,995
FEBRUARY	4,624,451	19,716,015	15,091,564	0.00	(2,318)
MARCH	4,443,657	19,286,589	14,842,932	0.33	49,311
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**209,988**

NOTES

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

VITRO HAS ISSUED A MEDIUM TERM DEBENTURES REGISTERED IN THE STOCK MARKET. COVENANTS ARE INTEREST COVERAGE OVER 1 TO BE ABLE TO HIRE ADDITIONAL DEBT PAYABLE ON A PERIOD OVER 1 YEAR.

ACTUAL SITUATION OF FINANCIAL LIMITED

AS OF THE DATE COVENANTS ARE FULFILL.

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **VITRO** QUARTER: **1** YEAR: **2002**
VITRO, S. A. DE C. V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
VIDRIERA MONTERREY, S.A. DE C	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VIDRIERA MEXICO, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VIDRIERA LOS REYES, S.A. DE C	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VIDRIERA GUADALAJARA, S.A. DE	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VIDRIERA QUERETARO, S.A. DE C	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VIDRIERA TOLUCA, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VIDRIERA MEXICALI, S.A. DE C.	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VITRO PACKAGING, INC.	COMERCIALIZADORA DE PRODUCTOS DE VIDRIO	0	0
METALURGICA ORIENTAL, S.A. DE	FAB DE MOLDES, TROQUELES PARA LA IND. DEL VIDRIO	0	0
PROCESADORA DE MATERIAS PRIMA	TRANSFORMACION DE MATERIAS PRIMAS	0	0
VITRO ENVASES NORTEAMERICA, S	SUB-TENEDORA	0	0
EMPRESAS COMEGUA	FAB. Y VTA. DE ENVASES DE VIDRIO	0	0
VIDRIO LUX, S.A.	FAB. Y VTA. DE ENVASES DE VIDRIO	0	0
CIA MEXICANA DE ENVASES, S.A.	FAB. Y VTA. DE ENVASES DE VIDRIO	0	0
SERVICIOS INTEGRALES DE ENVAS	COMERCIALIZADORA DE PRODUCTOS DE VIDRIO	0	0
VGD SOLUCIONES INTEGRALES DE	DISEÑO DE ENVASES	0	0
VITRO PLAN, S.A. DE C.V.	SUB-TENEDORA	0	0
VIDRIO PLANO DE MEXICO, S.A.	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VIDRIO PLANO, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VITRO FLOTADO, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
CRISTALES INASTILLABLES DE ME	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VITRO FLEX, S.A. DE C.V.	FAB Y VTA DE VIDRIO AUTOMOTRIZ	0	0
SHATTERPROOF DE MEXICO, S.A.	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
QUIMICA "M", S.A. DE C.V.	FAB Y VTA DE PRODUCTOS QUIMICOS	0	0
AUTO TEMPLEX, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
CRISTALES CENTROAMERICANOS, S	COMERCIALIZADORA	0	0
DISTRIBUIDORA NACIONAL DE VID	COMERCIALIZADORA	0	0
VVP HOLDINGS, CORP.	SUB-TENEDORA	0	0
VVP AMERICA, INC.	COMERCIALIZADORA	0	0
AUTOGLASS INC	VTA DE CRISTAL AUTOMOTRIZ	0	0
VIDRIOS TEMPLADOS DE COLOMBIA	FAB Y VTA DE VIDRIO AUTOMOTRIZ	0	0
VITEMCO ECUADOR, S.A.	COMERCIALIZADORA	0	0
CRISTALES AUTOMOTRICES, S.A.	COMERCIALIZADORA	0	0
AUTOCRISTALES DE ORIENTE, S.A	COMERCIALIZADORA	0	0
CRISTAKAR, SA DE CV	COMERCIALIZADORA	0	0
DISTRIBUIDOR VIDRIERO LAN, SA	COMERCIALIZADORA	0	0
VITRO AUTOMOTRIZ, S.A. DE C.V	FAB Y VTA DE VIDRIO AUTOMOTRIZ	0	0
DISTRIBUIDORA DE VIDRIO Y CRI	COMERCIALIZADORA	0	0
VITRO VIDRIO Y CRISTAL, S.A.	FAB Y VTA DE VIDRIO AUTOMOTRIZ	0	0
VITRO FLOTADO PVA, S.A. DE C.	FAB Y VTA DE VIDRIO AUTOMOTRIZ	0	0
VITRO FLOTADO CUBIERTAS, S.A.	FAB Y VTA DE VIDRIO AUTOMOTRIZ	0	0
VITRO FLOTADO VERACRUZ, S.A.	FAB Y VTA DE VIDRIO AUTOMOTRIZ	0	0
VITROMATIC, S.A. DE C.V.	SUB-TENEDORA	0	0
INDUSTRIAS ACROS WHIRLPOOL	FAB Y VTA APARATOS DOMESTICOS	0	0
CROLLS MEXICANA, S.A. DE C.V.	FAB Y VTA DE APARATOS DOMESTICOS	0	0
COMERCIAL ACROS WHIRLPOOL	COMERCIALIZADORA	0	0
VIPLASTICOS, S.A. DE C.V.	FAB Y VTA DE ARTICULOS DE PLASTICO	0	0
COMERCIALIZADORA DE PRODUCTOS	COMERCIALIZADORA	0	0
VITROCRISA HOLDING, S.A. DE C	SUB-TENEDORA	0	0
VITROCRISA, S. DE R.L. DE C.V	FAB. Y VTA DE ARTICULOS DE VIDRIO CALIZO.	0	0
CRISA CORPORATION.	COMERCIALIZADORA	0	0
WORLD CRISA	COMERCIALIZADORA	0	0
FABRICACION DE CUBIERTOS , S.	FAB Y VTA DE CUBIERTOS	0	0
CRISA INDUSTRIAL L.L.C.	COMERCIALIZADORA	0	0
CRISA LIBBEY , S.A. DE C.V.	COMERCIALIZADORA	0	0

STOCK EXCHANGE CODE: **VITRO** QUARTER: **1** YEAR: **2002**
VITRO, S. A. DE C. V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CRISA HOLDING, CO..	COMERCIALIZADORA	0	0
INDUSTRIA DEL ALCALI, S.A. DE	FAB Y VTA DE PRODUCTOS QUIMICOS	0	0
VITRO OCF, S.A. DE C.V.	SUB-TENEDORA	0	0
VITRO FIBRAS, S.A.	FAB Y VTA DE FIBRAS DE VIDRIO	0	0
VITRO CHEMICAL FIBER AND MINN	COMERCIALIZADORA	0	0
AMPOLLETAS, S.A.	FAB. Y VTA. DE AMPOLLETAS DE VIDRIO	0	0
PLASTICOS BOSCO, S.A. DE C.V.	FAB. Y VTA. DE ARTICULOS DE PLASTICO	0	0
INMOBILIARIA DE LA SUERTE, S.	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
ENVASES CUAUTITLAN, S.A.	FAB. Y VTA. DE ARTICULOS DE PLASTICO	0	0
VK CORPORATION	SUB-TENEDORA	0	0
VITRO-AMERICAN NATIONAL CAN,	FAB.Y VENTAS DE ENVASES DE ALUMINIO	0	0
ENVASES DE BOROSILICATO DEL S	FAB. Y VTA. DE AMPOLLETAS DE VIDRIO	0	0
FABRICACION DE MAQUINAS, S.A.	FAB. DE MAQUINAS PARA LA INDUSTRIA	0	0
MANUFACTURAS, ENSAMBLAJES Y F	BIENES DE CAPITAL Y HERRAMIENTAS	0	0
INVERSIONES MOZA, S.A. DE C.V	SUB-TENEDORA	0	0
VITRO CORPORATIVO, S.A. DE C.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	0	0
AEROEMPRESARIAL, S.A. DE C.V.	SERVICIOS DE TAXI AEREO	0	0
FOMENTO INMOBILIARIO Y DE LA	INMOBILIARIA	0	0
VITRO INTERNATIONAL SERVICES	SERVICIOS	0	0
VICAP ,S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	0	0
SERVICIOS Y OPERACIONES FINAN	PRESTACION DE SERVICIOS	0	0
VITROSA AG	SUB-TENEDORA	0	0
CLINICA VIDRIERA, A.C.	SERVICIOS MEDICOS	0	0
AMERICAN ASSETS HOLDING CO.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	0	0
FOMENTO INMOBILIARIO VITRO ,S	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
SERVICIOS LEGALES Y VALORES,	PRESTACION DE SERVICIOS ADMINISTRATIVOS	0	0
INVERSIONES FIVISA, S.A. DE C	INMOBILIARIA	0	0
DESARROLLO PERSONAL Y FAMILIA	SERVICIOS DE PREVISION SOCIAL	0	0
E HOLDING VITRO, S.A.	INFORMATICA	0	0
VITRO H2O DE MEXICO, S. DE R.	SERVICIOS DE INVESTIGACION	0	0
0	0	0	0
0	0	0	0

NOTES

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
ARENA SILICA	MATERIAS PRIMAS MONTERREY, SA M. P. MINERALES DE LAMPAZOS, ANSAC	CARBONATO DE SODIO	FMC CORPORATION		
FELDESPATO	MPM DE AHUZOTEPEC,SA MPM DE SAN JOSE, S.A	BORAX	U.S. BORAX		
POLIMEROS	PEMEX, CELANESE Y RESISTOL				
POLIVINIL	SOLUTIA				
CARBONATO DE SODIO	INDUSTRIA DEL ALCALI, S.A				
EMPAQUES	EMPAQUES DE CARTON TITAN				

NOTES

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ENVASES DE VIDRIO VIDRIO PLANO PARA CONSTRUCCION Y LAMI NADO Y AUTOMOTRIZ APARATOS ELECTRO- DOMESTICOS ART. PARA EL HOGAR Y LA INDUSTRIA. CU- BIERTOS DE ACERO. ARENA SILICA Y CLO- RURO DE CALCIO. FI- BRA DE VIDRIO Y EN- VASES DE PLASTICO LATAS DE ALUMINIO MAQUINAS FORMADORAS DE VIDRIO OTROS				4,771,846			
TOTAL				4,771,846			

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ENVASES DE VIDRIO VIDRIO PLANO PARA CONSTRUCCION, LAMINADO Y AUTOMOTRIZ APARATOS ELECTRO-DOMESTICOS ART. PARA EL HOGAR CUBIERTOS DE ACERO ARENA SILICA Y CLORURO DE CALCIO. FIBRA DE VIDRIO Y ENVASES DE PLASTICO LATAS DE ALUMINIO OTROS				1,770,201			
TOTAL				1,770,201			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** 1,047,213

Number of shares Outstanding at the Date of the NFEA: 298,380,000
(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2002 1,101,605

Number of shares Outstanding at the Date of the NFEA: 298,380,000
(Units)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 298,380,000

[ ] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	.00		.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF MARZO OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2002 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 298,380,000

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 298,380,000

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		61	324,000,000		324,000,000		324,000	
TOTAL			**324,000,000**	**0**	**324,000,000**	**0**	**324,000**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
324,000,000
SHARES PROPORTION BY :

CPO'S : 1 A 1
UNITS : 0
ADRS's : 3 A 1
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A	25,620,000	10.57000	9.15000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF MARCH OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. LUIS ALFONSO NICOLAU GUTIERREZ
ATTORNEY IN-FACT

C.P. CLAUDIO DEL VALLE CABELLO
ATTORNEY IN-FACT

SAN PEDRO, GARZA GARCIA, NL, AT APRIL 19 OF 2002